Parts II and III	Preliminary Offering Circular Dated October 10, 2017

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”).  INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED.  THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

OFFERING CIRCULAR
VirtualArmour International Inc.
8085 S Chester Street, Suite 108
Centennial, CO 80112
720-398-5873
www.virtualarmour.com
Up to 11,153,889 Shares of Common Stock at
A Maximum Offering Price between $0.20 and $0.71 per Share*
Minimum Investment: __________ Shares ($25,000)
Maximum Offering: $_____,000

Securities Offered by Company	Price Per Share to Public	Total Number of Shares Being Offered	Placement Agent Commissions (1)	Proceeds to Issuer (2)
Per Share of Common Stock	—		$0.00	$
Total Minimum			$0.00		$300,000
Total Maximum		11,153,889	$0.00	$	____,000

(1) The Company does not intend to engage a placement agent or underwriter at this time.
(2) Does not include expenses of the offering, including costs of blue sky compliance, fees to be paid to legal counsel or filing fees. See “Plan of Distribution.”
*The Company is relying on Rule 253(b) with respect to the determination of the purchase price in this preliminary offering.  An Issuer may raise an aggregate of up to $20 million in a 12-month period pursuant to Tier I of Regulation A of the Securities Act of 1933, as amended (the “1933 Act”).
The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) twelve months from the date this Offering Statement is qualified by the Commission, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion, which may occur at any time. The offering has a minimum target of raising $300,000.   If the Offering does not meet the Minimum Offering prior to termination of the Offering, the proceeds for the Offering will be promptly returned to subscribers, without deduction and generally without interest.  We have entered into an Escrow Agreement with the Escrow Agent.  The Escrow Agent will receive subscription agreements and funds from subscribers and such funds will remain with the Escrow Agent until a closing or cancellation of the Offering .
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.
THIS OFFERING IS INHERENTLY RISKY. SEE “RISK FACTORS” ON PAGE 6.

Sales of these securities will commence on approximately ______________, 2017.

The Company is following the “Offering Circular” format of disclosure under Regulation A.
This offering (the “Offering”) consists of shares of common stock of the Company.  There is no guarantee that any minimum amount will be sold. There are 11,153,889 shares of common stock being offered at a price of $___ per share (the “Offered Shares”) with a minimum investment of $25,000 and purchase of ____ shares per investor. The maximum aggregate amount of the Offered Shares is $________,000 (the “Maximum Offering”). The minimum aggregate amount of the Offered Shares is $300,000 (the “Minimum Offering”).  Provided that the Minimum Offering (______ shares) is met, there is no further number of Offered Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. The Offering will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) the date that is twelve months from the date of this Offering Statement being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the Company in its sole discretion, which may happen at any time. The Company anticipates that it will hold its initial closing on some date after the date of qualification and will hold additional closings at various times thereafter in the Company’s discretion.

PART II

TABLE OF CONTENTS

Summary	4
Risk Factors	6
Dilution	14
Plan of Distribution	15
Use of Proceeds to Issuer	17
The Company’s Business	18
Description of Property	23
Management’s Discussion and Analysis of Financial Condition and Results of Operations	24
Directors, Executive Officers and Significant Employees	28
Compensation of Directors and Officers	32
Security Ownership of Management and Certain Securityholders	33
Interest of Management and Others in Certain Transactions	34
Securities Being Offered	35
Financial Statements	37

In this Offering Circular, the term “VirtualArmour,” “Company,” “we” or “us” refers to VirtualArmour International Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY
VirtualArmour International Inc. (“VirtualArmour” or the “Company”) is a Colorado corporation and is an information technology company that delivers solutions to help enterprises build, monitor, maintain and secure their networks from cloud to core.  VirtualArmour is a managed security services provider which focuses on three main facets: managed services, professional services, and hardware/software sales.
The Offering
Securities offered by the Company:	Up to 11,153,889 shares of common stock ($______,000) (the “Offered Shares”)

Minimum investment:	____ shares ($25,000)

Minimum offering	____ shares ($300,000)

Common Stock outstanding before the Offering	55,769,447 shares

Common Stock outstanding after the Offering[1]	66,923,336 shares

Common Stock:	Each Offered Share has one vote.

Use of proceeds:	The net proceeds of this Offering will be used as working capital to build and expand the Company’s business. See “Use of Proceeds.”

1 Assumes the sale of 11,153,889 Offered Shares.

The Company’s Business
Overview
VirtualArmour is an international cybersecurity and managed services provider that delivers customized solutions to help businesses build, monitor, maintain and secure their networks.
The Company maintains 24/7 client monitoring and service management with specialist teams located in its US and UK-based security operation centers (“SOC”). Through partnerships with best-in-class technology providers, VirtualArmour delivers leading hardware and software solutions for customers that are both sophisticated and scalable, and is also backed by industry-leading customer service and experience. VirtualArmour’s proprietary CloudCastr client portal and prevention platform provides clients with unparalleled access to real-time reporting on threat levels, breach prevention and overall network security.
VirtualArmour’s customers include a 13-location data center provider, a Fortune 100 oil and gas company, multiple service providers and large healthcare providers with presences throughout the United States, and household name enterprise organizations located primarily in the western United States.
The Company’s shares trade on the Canadian Securities Exchange (the “CSE”) under the symbol “VAI”.  The Company currently has a ticker symbol “VTLR” on the OTCQB Markets.

Technology
The following elements are part of the VirtualArmour technology prevention platform and allow the Company to deliver its suite of services.
PROPRIETARY INCIDENT RESPONSE PROTOCOLS: There is no one solution for every problem or every business. Networks and Security are complicated and because of that, we create clear and detailed playbooks designed specifically for each business.
PERSONAL DASHBOARD: Our proprietary CloudCastr portal provides executive teams with an easily navigable, real-time birds eye view of an organization’s security position. It quickly becomes an organization’s golden source of truth and a key tool for keeping teams and management consistently informed.
All Delivered via our PREVENTION PLATFORM: Prevention is about a unique methodology - VirtualArmour’s unique way of doing business. No security-focused organizations can promise 100% security, 100% of the time, however, through implementing a robust combination of the three pillars outlined above, businesses can rely on a layered approach to protection that is personalized, strategic, built by specialists with market-leading technology and monitored by motivated industry experts.
Key People
Christopher Blisard is the Chairman and a founder of VirtualArmour and brings to this position over 29 years of business development, leadership and operational experience in software development, network security and cybersecurity in both the public and private sectors.  Todd Kannegieter is the CEO and Co-Founder and has served as a manager and as a member of VirtualArmour’s board of directors since 2002, bringing over 34 years of management, business development and operational experience to the position.  Other key persons of the Company are listed below in the section entitled Directors, Executive Officers and Significant Employees below .
Selected Risks
Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:
•	The Company is dependent on its management, founders and sponsors to execute the business plan
•	The Company has a history of loses and may not achieve or sustain profitability in the future
•	The Company operates in a competitive market
•	A significant amount of the Company’s current managed services revenue is derived from a few customers
•	If we fail to maintain third-party software licenses which are used in our business or costs increase for licenses
•	If we fail to manage our technical operations infrastructure, our customers may experience service outages
•	We could experience systems breaches and customers could experience interruptions or delays in service from the Company’s data center hosting facilities
•	The Company’s growth depends in part on the success of its strategic relationships with third parties
•	Changes in the economy could have a detrimental impact
•	We could experience regulatory and legal hurdles
•	The Company may undertake additional equity or debt financing that may dilute the shares in this offering
•	The Company may not raise the maximum amount being offered
•	The Company may not be able to obtain additional financing
•
The Company’s indebtedness could adversely affect its business and limit its ability to plan for or respond to changes in its business, and the Company may be unable to generate sufficient cash flow to satisfy significant debt service obligations

•	The market price of the shares may be volatile and investors could lose all or part of their investment
•	Our management has broad discretion in application of proceeds
•	There is no assurance the Company will be able to pay distributions to shareholders
•	There is no market in the United States for the Company's shares of Common Stock

RISK FACTORS
The purchase of the Company’s Common Stock involves substantial risks. You should carefully consider the following risk factors, in addition to any other risks associated with this investment.  The shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the shares and are not set out in any particular order of priority.  Additional risks and uncertainties may also have an adverse effect on the Company’s business and your investment in the shares.  An investment in the Company may not be suitable for all recipients of this Offering Circular.  You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.
Risks Related to the Company
The market in which the Company participates is intensely competitive, and if the Company does not compete effectively, its operating results could be harmed.
The market for managed security services is fragmented, rapidly evolving and highly competitive.  Many of the Company’s competitors and potential competitors are larger and have greater name recognition, longer operating histories, larger marketing budgets and significantly greater resources than the Company does.  With the introduction of new technologies and market entrants, the Company expects competition to continue to intensify in the future.  If the Company fails to compete effectively, its business will be harmed.  Some of the Company’s principal competitors may offer their products or services at a lower price, which would result in pricing pressures on the Company’s business.  If the Company is unable to achieve its target pricing levels, its operating results would be negatively impacted.  In addition, pricing pressures and increased competition generally could result in reduced sales, lower margins, losses or the failure of the Company’s services to achieve or maintain widespread market acceptance, any of which could harm the Company’s business.
Many of the Company’s competitors are able to devote greater resources to the development, promotion and sale of their products or services.  In addition, many of the Company’s competitors have established marketing relationships and major distribution agreements with channel partners, consultants, system integrators, and resellers.  Furthermore, some potential customers, particularly large enterprises, may elect to develop their own internal solutions.  For these reasons, the Company may not be able to compete successfully against its current and future competitors.
The Company has a history of losses and may not achieve or sustain profitability in the future and as a result, our independent accounting firm has included an explanatory note to the Company’s Canadian financial statements regarding the Company’s ability to continue as a going concern.
The Company had a net loss of $2,298,828 during the year ended December 31, 2016.  In addition, as of December 31, 2016, the Company has a working capital deficiency of $728,392 and an accumulated deficit of $8,443,857. A significant portion of the working capital deficiency was comprised of the third-party line of credit arrangements ($445,000). A significant portion of the accumulated deficit is comprised of non-cash accounting expenses such as listing expense ($4,166,285) and the change in fair value of warrant derivative liabilities ($140,769). The Company has funded losses with external debt and related party advances, share issuances and working capital .
The Company’s independent accounting firm, without qualifying its opinion, included an explanatory paragraph in the Company’s Canadian financial statements prepared in accordance with international financial reporting standards (the financial statements included with this Offering Circular are unaudited and prepared in accordance with U.S. GAAP) stating that the existence of the matters described above creates a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the obtaining of financing necessary to continue operations and, ultimately, on sustaining profitable operations.

A significant amount of the Company’s current managed services revenue is derived primarily from less than ten customers. Any failure by the Company to maintain these significant customers would harm the Company’s future operating results.
Historically and currently, the Company has derived a substantial portion of its revenue from a limited number of customers.  Although the Company continues to add new customers, if one or more of its larger customers becomes dissatisfied with the Company’s services, the effectiveness of the Company’s customer support services or the Company’s pricing, or ceases to do business with the Company for any other reason, the operating results of the Company would be negatively and substantially impacted.
The Company cannot accurately predict expansion rates and the impact these rates may have on its future revenue and operating results.
In order for the Company to improve its operating results and continue to grow its business, it is important for the Company to continue to attract new customers and expand the deployment of its solutions with existing customers.  To the extent the Company is successful in increasing its customer base, it could incur increased losses because the costs associated with attracting new customers are generally incurred up front, while revenue is recognized ratably over the term of a contract for services.  Alternatively, to the extent the Company is unsuccessful in increasing its customer base, the Company could also incur increased losses as the costs associated with marketing programs and new products intended to attract new customers would not be offset by incremental revenue and cash flow.  Furthermore, if the Company’s customers do not expand their deployment of its products and services, the Company’s revenue may grow more slowly than the Company expects.  All of these factors could negatively impact the Company’s future revenue and operating results.
The Company’s quarterly results may fluctuate significantly and may not fully reflect the underlying performance of its business.
The Company’s quarterly operating results, including its levels of revenue, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful.  Accordingly, the results of any one quarter should not be relied upon as an indication of future performance.  The Company’s quarterly financial results may fluctuate as  a result of a variety of factors, many of which are outside of the Company’s control and, as a result, may not fully reflect the underlying performance of the Company’s business.  Fluctuations in quarterly results may negatively impact the value of the Company’s securities.  Factors that may cause fluctuations in the Company’s quarterly financial results include, but are not limited to:
•	the ability to attract new customers;
•	retention rates;
•	the timing of recognition of revenue;
•	the amount and timing of operating expenses related to the maintenance and expansion of the Company’s business, operations and infrastructure;
•	general economic, industry, and market conditions;
•	increases or decreases in the number of features in the Company’s services or pricing changes upon any renewals of customer agreements;
•	changes in the Company’s pricing policies or those of the Company’s competitors;
•	seasonal variations in sales of the Company’s services; and
•
the timing and success of new services and service introductions by the Company and its competitors or any other change in the competitive dynamics of the Company’s industry, including consolidation among competitors, customers, or strategic partners.

If the Company fails to effectively manage its technical operations infrastructure, its customers may experience service outages and delays in the further deployment of its services, which may adversely affect its business.
The Company is expecting significant growth in the number of customers being added to its managed services solutions.  The Company seeks to maintain sufficient excess capacity in its operations infrastructure to meet the needs of all of its customers.  The Company also seeks to maintain excess capacity to facilitate the rapid provisioning of new customer deployments and the expansion of existing customer deployments.  In addition, the Company needs to properly manage its technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of its services.  Despite the fact that the Company has taken a number of steps to allow its infrastructure to handle significant increases in demand, it may in the future experience website disruptions, outages and other performance problems.  These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues.  In some instances, the Company may not be able to identify the cause or causes of these performance problems within an acceptable period of time, which may harm the Company’s reputation and operating results.  Furthermore, although the Company has implemented a number of disaster recovery measures, if it does not accurately predict its infrastructure requirements, its existing customers may experience service outages that may subject the Company to financial penalties, financial liabilities and customer losses.  If the Company’s operations infrastructure fails to keep pace with increased sales, customers may experience delays as the Company seeks to obtain additional capacity, which could adversely affect the Company’s reputation and its revenue.
Interruptions or delays in service from the Company’s data center hosting facilities could impair the delivery of the Company’s services and harm its business.
The Company currently stores its customers’ information in facilities located in Englewood and Centennial Colorado.  Despite the fact that the Company has taken a number of disaster recovery and preventive measures, these facilities may be vulnerable to damage or interruption due to floods, fires, power loss, telecommunications failures, and similar events.  They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct.  Any damage to, or failure of, the Company’s systems generally could result in interruptions in its service.  Interruptions in its service may reduce its revenue, cause the Company to issue credits or pay penalties, cause customers to terminate their contracts and adversely affect the Company’s renewal rate and its ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe the Company’s service is unreliable.  Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the Company’s services.  Even with the disaster recovery arrangements, the Company’s services could be interrupted.  As the Company continues to add data centers and add capacity in the Company’s existing data centers, the Company may move or transfer its data and its customers’ data.  Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of the Company’s services.  Further, as the Company continues to grow and scale its business to meet the needs of its customers, additional burdens may be placed on its hosting facilities.  In particular, a rapid expansion of the Company’s business could cause its network or systems to fail.
Customer systems breaches could damage our reputation and adversely affect our revenues and profitability.
Many of the systems we manage for our customers involve managing and protecting confidential and personal information. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system that we manage were to experience a security breach, whether caused by us, third-party service providers, cybersecurity threats or other events, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation.
We may not be able to adequately protect our intellectual property rights.
We depend on our ability to protect our proprietary technology.  We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which may offer only limited protection.  As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States.  In addition, we rely on confidentiality or license agreements with third parties in connection with their use of our products and technology.  There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights.

Detecting and protecting against the unauthorized use of our products, technology proprietary rights and intellectual property rights is expensive, difficult and, in some cases, impossible.  Litigation may be necessary from time to time to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in an adverse effect to our business operations.
Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation, settlement, or licensing costs and expenses or be prevented from selling certain products.
Third parties may claim that we are infringing on their intellectual property rights.  Such intellectual property infringement claims, whether we ultimately are found to be infringing any third party’s intellectual property rights or not, are time-consuming, costly to defend, and divert resources and management attention away from our operations.  Infringement claims by third parties could also subject us to significant damage awards or fines or require us to pay large amounts to settle such claims.  Additionally, claims of intellectual property infringement might require us to enter into royalty or license agreements.  If we cannot or do not license the infringed technology on acceptable terms or substitute similar technology from other sources, we could be prevented from or restricted in selling our products containing, or manufactured with, the infringed technology.
The Company depends on highly skilled personnel to grow and operate its business, and if the Company is unable to hire, retain and motivate its personnel, the Company may not be able to grow effectively.
The Company’s future success will depend upon its continued ability to identify, hire, develop, motivate and retain highly skilled personnel, including senior management, engineers, designers, product managers, sales representatives, and customer support representatives.  The Company’s ability to execute efficiently is dependent upon contributions from its employees, including its senior management team.  In addition, there may occasionally be changes in the Company’s senior management team that may be disruptive to its business.  If the Company’s senior management team, including any new hires that the Company may make, fails to work together effectively and to execute on its plans and strategies on a timely basis, its business could be harmed.
The Company’s growth strategy also depends on its ability to expand its organization with highly skilled personnel.  Identifying, recruiting, training and integrating qualified individuals will require significant time, expense and attention.  In addition, the Company relies on skilled and experienced technical employees in order to successfully execute its business plan.  Due to the increase in demand for consulting, technology integration and managed services, qualified technical employees often are in great demand and may be unavailable in the time frame required to satisfy our business requirements.  The loss of technical personnel or our inability to hire or retain sufficient technical personnel at competitive rates of compensation could impair our ability to successfully grow our business.
In addition to hiring new employees, the Company must continue to focus on retaining its best employees.  While the Company believes it has implemented a number of incentive programs for both current and potential employees, competition for highly skilled personnel is intense.  The Company may need to invest significant additional amounts of cash and equity to attract and retain new employees, and the Company may never realize returns on these investments.  If the Company is not able to effectively add and retain employees, its ability to achieve its strategic objectives will be adversely impacted, and its business will be harmed.
Failure to adequately expand the Company’s direct sales force will impede its growth.
The Company will need to continue to expand and optimize its sales infrastructure in order to grow its customer base and its business.  The Company plans to continue to expand its direct sales force, both domestically and internationally.  Identifying and recruiting qualified personnel and training them requires significant time, expense and attention.  The Company’s business may be adversely affected if its efforts to expand and train its direct sales force do not generate a corresponding increase in revenue.  If the Company is unable to hire, develop and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, the Company may not be able to realize the intended benefits of this investment or increase its revenue.

If the Company is unable to maintain and promote its brand, its business and operating results may be harmed.
The Company believes that maintaining and promoting its brand is critical to expanding its customer base.  Maintaining and promoting its brand will depend largely on its ability to continue to provide useful, reliable and innovative services, which the Company may not do successfully.  The Company may introduce new features, products, services or terms of service that its customers do not like, which may negatively affect its brand and reputation.  Maintaining and enhancing the Company’s brand may require it to make substantial investments, and these investments may not achieve the desired goals.  If the Company fails to successfully promote and maintain its brand or if the Company incurs excessive expenses in this effort, its business and operating results could be adversely affected.
The Company’s growth depends in part on the success of its strategic relationships with third parties.
In order to grow its business, the Company anticipates that it will continue to depend on its relationships with third parties, such as alliance partners, distributors, system integrators and developers.  Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources.  The Company’s competitors may be effective in providing incentives to third parties to favor their products or services, or to prevent or reduce subscriptions to its services.  In addition, acquisitions of its partners by its competitors could result in a decrease in the number of current and potential customers, as its partners may no longer facilitate the adoption of the Company’s services by potential customers.
If the Company is unsuccessful in establishing or maintaining its relationships with third parties, its ability to compete in the marketplace or to grow its revenue could be impaired and its operating results may suffer.  Even if the Company is successful, the Company cannot assure investors that these relationships will result in increased customer usage of the Company’s services or increased revenue.  Furthermore, if the Company’s partners fail to perform as expected, the Company’s reputation may be harmed and its business and operating results could be adversely affected.
The Company employs third-party licensed software for use in or with its services, and the inability to maintain these licenses or errors in the software the Company licenses could result in increased costs, or reduced service levels, which would adversely affect the Company’s business.
The Company’s services incorporate certain third-party software obtained under licenses from other companies.  The Company anticipates that it will continue to rely on such third-party software and development tools in the future.  Although the Company believes that there are commercially reasonable alternatives to the third-party software the Company currently licenses, this may not always be the case, or it may be difficult or costly to replace.  In addition, integration of the software used in the Company’s services with new third-party software may require significant work and require substantial investment of the Company’s time and resources.  Also, to the extent that the Company’s services depend upon the successful operation of third-party software in conjunction with its own software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of the Company’s services, delay new services introductions, result in a failure of the Company’s services, and injure the Company’s reputation.  The Company’s use of additional or alternative third-party software would require the Company’s to enter into additional license agreements with third parties.
The Company may require additional capital to support its operations or the growth of its business, and the Company cannot be certain that this capital will be available on reasonable terms when required, or at all.
On occasion, the Company may need additional financing to operate or grow its business.  The Company’s ability to obtain additional financing, if and when required, will depend on investor and lender demand, the Company’s operating performance, the condition of the capital markets and other factors.  The Company cannot guarantee that additional financing will be available on favorable terms when required, or at all.  If the Company raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its existing security holders, which may also experience dilution.  If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when the Company requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for the Company’s services, and could have a negative impact on the Company’s business.
The future success of the Company’s business depends upon the continued use of the internet as a primary medium for commerce, communication and business services.  Domestic or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium.  Changes in these laws or regulations could require the Company to modify its services in order to comply with these changes.  In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet.  These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based services such as the Company’s.
In addition, the use of the internet and, in particular, the cloud as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service.  The performance of the internet and its acceptance as a business tool have been adversely affected by viruses, worms, and similar malicious programs, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure.  If the use of the internet is adversely affected by these issues, demand for the Company’s services could suffer.
All of the Company’s assets are pledged as collateral to certain lenders under the terms of the Company’s lines of credit.
The Company has entered into two secured promissory notes with Todd Kannegieter, the CEO and a director of the Company pursuant to which Mr. Kanngieter agreed to provide a revolving line of credit (the “Kannegieter LOC”) of an aggregate of up to $290,000 with approximately $261,047 outstanding as of September 30, 2017.  The Kannegieter LOC is secured by a lien on all of the assets of the Company, bears interest at 7% per annum and is due on demand.
On June 1, 2017, the Company also entered into a secured promissory note with Christopher Blisard, Chairman and a director of the Company, pursuant to which Mr. Blisard agreed to provide a loan (the “Blisard LOC” and together with the Kannegieter LOC, the “Director LOCs”) in an aggregate amount of up to $90,000 with approximately $93,327 outstanding as of September 30, 2017.  The Blisard LOC is secured by a lien on all of the assets of the Company, bears interest at 7% per annum and is due on demand.
If the Company is unable to generate sufficient cash flow or are otherwise unable to obtain the funds required to make principal and interest payments on its indebtedness, the Company could be in default under the terms of the Director LOCs.  If an event of default occurs, the lenders may, in their discretion, accelerate the repayment of borrowings.  We may not have sufficient assets to repay the Director LOCs, and we could experience a material adverse effect on our financial condition and results of operations, including foreclosure on our assets and forcing us into bankruptcy or liquidation.
Risks Related to Ownership of the Offered Shares
There is a limited public market in the United States for our common stock and the Offered Shares may trade at prices that are lower or higher than the price paid for.
The Company’s common stock is listed on the Canadian Securities Exchange under the symbol “VAI” and is quoted on the OTCQB operated by OTC Markets, which is generally considered to be a less efficient United States market than national exchanges.  Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through SEC regulations, delays in the timing of transactions, difficulties in obtaining price quotations, reduction in security analysts' and the news media's coverage of us, if any, and lower prices for our securities than might otherwise be attained. This circumstance could have an adverse effect on the ability of an investor to sell any shares of our common stock as well as on the selling price for such shares. As a result, U.S. shareholders may have a difficult time reselling their shares. There can be no assurance that a trading market will ever develop in the U.S. or be sufficiently liquid for an investor to sell his or her shares.  Investors must be prepared to hold such securities for an indefinite period of time.
In addition, the market price of our common stock may be significantly affected by various additional factors, including, but not limited to, our business performance, industry dynamics or changes in general economic conditions.  The Offered Shares may trade at prices that are lower or higher than the price paid for.  Once the Company’s common stock is publicly traded in the U.S., the Company cannot control their price fluctuations and the trading price may be lower than the offering price.

The Offered Shares will not be registered under the U.S. Securities Act of 1933, as amended and may be subject to resale restrictions imposed by Canadian laws and regulations.
The Offered Shares will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and will be offered in reliance upon exemptions from registration under the 1933 Act and the regulations promulgated thereunder and applicable state “blue sky” laws. Any resale of Offered Shares issued to investors resident in Canada will be subject to resale restrictions contained in Canadian securities laws and regulations.
The market price of the Offered Shares may be volatile, and investors could lose all or part of their investment.
The market price of the Offered Shares following listing may be highly volatile, and could be subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control and may not be related to its operating performance.  Fluctuations in the price of the Offered Shares could cause investors to lose all or part of their investment because they may not be able to sell their shares at or above the price they paid. Factors that could cause fluctuations in the market price of the shares include the following:
•	Changes in operating performance and stock market valuations of other technology companies generally, those in the Company’s industry in particular, or the Company’s operating results specifically;
•	Sales of shares of common stock by the Company’s shareholders, and in particular by Company insiders;
•	Any changes in the financial projections that the Company may provide to the public, or the Company’s failure to meet those projections;
•	Adverse or positive announcements or news reports by the Company or its competitors of new products or services; and
•	Actual or anticipated developments in the Company’s business, its competitors’ businesses or the competitive landscape generally.
In addition, the stock market in recent years has experienced significant price and volume fluctuations. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. These market fluctuations may adversely affect the price of our common stock at a time when our shareholders want to sell their interest in us.
There are legal restrictions on the resale of the common shares offered that are penny stocks. These restrictions may adversely affect the ability to resell your stock.
Our common stock may be subject to the penny stock rules under the Securities Exchange Act of 1934, as amended (the “(1934 Act”).  These rules regulate U.S. broker/dealer practices for transactions in “penny stocks.”  Penny stocks are generally equity securities with a price of less than $5.00. The penny stock rules require U.S. broker/dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The U.S. broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the U.S. broker/dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction, the U.S. broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  The transaction costs associated with penny stocks can be high, reducing the number of U.S. broker-dealers who may be willing to engage in the trading of our shares.  These additional penny stock disclosure requirements are burdensome and may reduce the trading activity in the market for our common stock.  If our common stock is subject to the penny stock rules, our shareholders may find it more difficult to sell their shares in the United States.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to the Company.
 Although U.S. federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the U.S. federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.
The Company may not raise the minimum required to close the offering.
The minimum raise needed to close the offering is $300,000, which is ___% of the Offering.  There are no assurances that the Company will meet the minimum.  If the minimum amount is not met, all funds received from such investors will be returned without interest or deduction.  Investors in this offering face a risk that we will not be able to sell sufficient shares to obtain the funds necessary meet our capital requirements and to pursue the business goals outlined in this Offering Circular.
The Company does not expect to declare any dividends in the foreseeable future.
The Company does not anticipate declaring any cash dividends to holders of its common stock in the foreseeable future.  Consequently, holders of our common stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.
Management has broad discretion as to the use of certain of the net proceeds from this Offering.
Management will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and the Company may spend or invest these proceeds in a way with which our shareholders disagree.  The failure by the Company’s management to apply these funds effectively could adversely affect the Company’s business and financial condition.

DILUTION

The term “dilution” means the reduction of any one share as a percentage of the aggregate shares outstanding. If all of the Offered Shares are fully subscribed and sold, the Offered Shares offered herein will constitute approximately __% of the total shares of common stock of the Company. The Company anticipates that subsequent to this Offering the Company may require additional capital and such capital may take the form of other stock or securities or debt convertible into stock. Such future fundraising will further dilute the percentage ownership of the Offered Shares.
Immediate dilution
An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. If you invest in the Offered Shares, your interest will be diluted immediately to the extent of the difference between the offering price per share of the Offered Shares and the pro forma net tangible book value per share of our common stock after this Offering.
As of December 31, 2016, the net tangible book value of the Company was -$531,806.  Based on the number of shares of common stock issued and outstanding as of that date (55,769,447 shares) that equates to a net tangible book value of approximately -$0.01 per share of common stock on a pro forma basis. Net tangible book value per share consists of total assets (exclusive of intangible assets) less total  liabilities divided by the total number of shares of common stock outstanding. Without giving effect to any changes in such net tangible book value after December 31, 2016, other than to give effect to the sale of 11,153,889 shares of common stock being offered by the Company in this Offering Circular for the subscription amount of $______,000, the pro forma net tangible book value, assuming full subscription, would be $__________.  Based on the total number of shares of common stock that would be outstanding assuming full subscription 66,923,336 that equates to approximately $______ of tangible net book value per share.
Thus, if the Offering is fully subscribed, the net tangible book value per share of common stock owned by our current shareholders will have immediately increased by approximately $___ without any additional investment on their behalf and the net tangible book value per Offered Share for new investors will be immediately diluted by $______ per share. These calculations do not include the costs of the Offering, and such expenses will cause further dilution.
The following table illustrates this per share dilution:
Offering price per Share *	$

Net Tangible Book Value per Share before Offering (based on ______ shares)	$	(___	)

Increase in Net Tangible Book Value per Share Attributable to Shares Offered in Offering (based on ____ shares)	$

Net Tangible Book Value per Share after Offering (based on _______ shares)	$

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$
*Before deduction of offering expenses
The Offering Shares may be subject to future dilution based on future actions by the Company, including stock offerings (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

PLAN OF DISTRIBUTION
Plan of Distribution
The offers and sales of our shares of Common Stock will be made by the Company’s officers and directors.  The Company will make its best efforts to sell the Maximum Offering Amount.  Restrictions on sales by the Company include: the per investor minimum of $____,000, Minimum Offering of $300,000 and Maximum Offering amount of $____,000.  None of the Common Stock being sold in this Offering is being sold by present security holders.
We have entered into an Offering Escrow Agreement to engage the services of Burns, Figa & Will, P.C. to act as our escrow agent (the “Escrow Agent”), which has been filed with the SEC as an exhibit to this Offering Circular.  The Escrow Agent will receive subscription agreements and funds from investors, pursuant to the instructions further set forth below.
After the qualification of the Offering as exempt from registration pursuant to Section 3(b)(2) of the Securities Act and Tier I under Regulation A promulgated thereunder by the SEC, the Company will commence the offering of Common Stock for cash to the public in jurisdictions in which the shares of Common Stock are registered or qualified for sale or in which the Offering is otherwise permitted or exempted.  No sale of shares shall be regarded as effective unless and until accepted by us.
The Offering will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) the date that is twelve months from the date of this Offering Statement being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the Company in its sole discretion, which may happen at any time (the “Offering Termination Date”).   If the Offering does not meet the Minimum Offering prior to termination of the Offering, the proceeds for the Offering will be promptly returned to subscribers, without deduction and generally without interest .
Those funds will be deposited by you into a deposit account with the Escrow Agent where they will stay until a closing or cancellation of the Offering. On the closing date for the Offering, the deposited funds, minus applicable expenses, will be delivered to our Company.
You will be required to complete a subscription agreement in order to invest.  All subscribers will be instructed by the Escrow Agent to transfer funds by wire or ACH transfer to the deposit account established for this Offering.
We have engaged Computershare Investor Services Inc. as our SEC registered transfer agent (the “Transfer Agent”) and will be subject to the agreed upon fee schedule.
So long as the Minimum Offering has been met, there are no plans to return funds to subscribers if all of the securities to be offered are not sold. There will be no material delay in the payment of the proceeds of the Offering by Escrow Agent to us.  Funds provided for the purchase of the Shares may not be withdrawn by investors after acceptance of the Subscription Agreement.  We can terminate the Offering at any time in our sole discretion.
Subscription Process
All investors will be required to complete and execute a subscription agreement in the form filed as an exhibit to this Offering Circular.  If an investor decides to subscribe for Shares in this offering, they will be instructed as follows:
1.	Contact the Company, email - IR@virtualarmour.com; and phone - 720-644-0913 for a copy of the subscription agreement;
2.	Complete and sign the subscription agreement and deliver the completed subscription agreement to the Company's Escrow Agent at the following address:
Burns Figa & Will PC
Attn: Victoria Bantz
6400 S Fiddlers Green Circle, Suite 1000
Centennial, CO 80111
Email: vbantz@bfwlaw.com
Tel: 303-796-2626

3.	Deliver funds to the deposit account with the Escrow Agent by ACH or wire transfer, payable as instructed in the subscription agreement.

After you have agreed to the subscription agreement and placed the funds required under the subscription agreement in the specified account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. Deposited funds will be returned by ACH or wire transfer for any rejected subscriptions.
Upon our acceptance of a subscription agreement we will issue the Shares subscribed at such closing, provided that the Minimum Offering has been met. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.
Registrar and Transfer Agent, Book-Entry Only
All Shares will be issued to investors in book-entry only format and will be represented by a stock transfer ledger, maintained by our transfer agent and registrar.
Investors in the Shares will not be entitled to have the stock certificates registered in their names, and will not receive or be entitled to receive physical delivery of the Shares in definitive form. Transfers of investors, common stock will be facilitated through the Transfer Agent. As a result, you will not be entitled to receive a stock certificate representing your interest in the Shares. Your ability to pledge Shares, and to take other actions, may be limited because you will not possess a physical certificate that represents your Shares. Investors will receive written confirmation from the Transfer Agent upon closing of their purchases. Transfers of the Shares will be recorded on the stock transfer ledger maintained by the Transfer Agent. We have no responsibility for any aspect of the actions of the Transfer Agent. In addition, we have no responsibility or liability for any aspect of the records kept by the Transfer Agent relating to, or payments made on account of investors in, the Shares, or for maintaining, supervising or reviewing any records relating to ownership of Shares. We also do not supervise the systems of the Transfer Agent.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of the Shares in this Offering are $_________,000.  The net proceeds from the Offering, assuming it is fully subscribed, are expected to be approximately $________ after the payment of offering costs including legal and accounting costs, and other compliance and professional fees. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.
•	Hiring of key personnel including sales and technical staff - $721,000
•	Expansion of Investor Relations management and promotion - $200,000
•	Market expansion through investment in Brand awareness, partnerships and lead generation services - $575,000
•	Establishment of new Security Operations Center within Denver Headquarters - $250,000
•	Continued R&D and platform infrastructure development - $775,000
•	Increase of Working Capital to Finance Product Sales - $_______,000
•	Increase in Technical training and certifications - $100,000
•	Estimated offering costs - $79,000
•	TOTAL USE OF PROCEEDS - $_____,000
This Offering has a Minimum Offering amount of $300,000.  The Company may not close the offering upon reaching such amount, which will not be sufficient for all the intended purposes set out above, and may not even cover the expenses of the offering. In that event it will look to other sources of funds, including debt or equity to fund its operations, although there can be no assurance that such funds will be available.
The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

THE COMPANY’S BUSINESS
On July 27, 2015, VirtualArmour completed a reverse takeover transaction (the “RTO” or the “Transaction”) with VirtualArmour LLC (“VA LLC” or “VirtualArmour Colorado”). In connection with the closing of the Transaction, VA LLC and VirtualArmour Capital Inc. (“VA Capital”) became wholly-owned subsidiaries of VirtualArmour. Upon completion of the RTO, the shareholders of VA LLC obtained control of the consolidated entity. Under the purchase method of accounting, VA LLC was identified as the acquirer, and accordingly the entity is considered to be a continuation of VA LLC with the net assets of VirtualArmour at the date of the RTO deemed to have been acquired by VA LLC. On October 25, 2016, the Company changed its name from VirtualArmor International Inc. to VirtualArmour International Inc. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”) under the symbol “VAI” and the Company currently has a ticker symbol “VTLR” on the OTCQB Markets.
VA LLC was incorporated on May 4, 2001 in the State of Colorado, United States.  VA LLC adopted an Operating Agreement as of the same date, then amended and restated the Operating Agreement on July 15, 2005.
Partner for Success
The Company maintains it capabilities by only partnering with the best in breed technologies to be managed on the Company’s managed services platform. With enterprises continuously adopting new and up to date cybersecurity solutions into their operations, it is imperative for VirtualArmour to strategically on-board technologies that will increase our addressable market to include premier solutions being used by industry leaders. Many businesses across the U.S. are currently using one or more of these technologies in their network and need a strong managed services company to help them monitor the effectiveness of their security platforms and identify any potential threats to their proprietary data. The Company continues to review and expand beyond the current technologies under our managed services platform to include products in the cybersecurity space that are being used by leading companies. Our managed services business serves as a high margin multi-year agreement platform that will contribute to predictable and recurring cash flows in the years to come. We expect this segment of our business to become a larger percentage of our overall business and ultimately become the main driving force to our bottom line.
Professional Services
The Company’s professional services team uses its expertise to reduce reliability risk and time investment associated with implementing solutions. Professional services engineers are qualified to assist clients in designing, implementing, and optimizing solutions for reliable operations and returns on investment. The Company’s team understands the complexities and subtleties inherent in small or large-scale implementations, and will assist clients by providing customized and integrated solutions. It is available for short- and long-term service contracts and can assist clients in strategic consulting, high-level design, migration, conversion, staff augmentation, testing, and knowledge transfer.
On the whole, the Company’s team of professionals is in a position to provide best-in-class networks and security, system reliability, and cost-effective scaling.
Managed Services
The Company’s managed services provide capabilities to protect its customers’ networks. VirtualArmour’s services run 24 hours per day, 7 days per week, 365 days per year through its primary security operations center (“SOC”) located in Middlesbrough, U.K. and a secondary SOC located in Salt Lake City, Utah.  The Company is able to leverage decades of experience, tightly integrated software tools and streamlined processes to immediately respond to outages, network issues, and security threats. The managed services offerings span from low-to-high end routing, switching, wireless, and a comprehensive set of security services to complement clients’ in-house teams.
The Company’s managed services team operates out of the U.S. and U.K. with “follow-the-sun” shifts to provide live support with experienced certified engineers. VirtualArmour’s helpdesk offers three levels of customer support: Level 1 handles the creation of tickets, basic troubleshooting and notifications; Level 2 involves the more experienced engineers who can handle more complex troubleshooting and issues and small-to-medium sized projects; and Level 3 comprises the senior engineers who handle bug verification, highly technical issues, and the larger sized projects.
The Company’s engineering team generally maintains ownership of a problem until it is closed or clearly transitioned to a responsible third-party and keeps up-to-date with the latest in hardware, software, and best design practices for its customers’ benefits. Dedicated engineering staff engages in weekly reviews, incident reviews, production of custom escalation and alert procedures, new customer integration and customer specific tasks. VirtualArmour’s team operates flexible and agile processes developed in order to integrate with customers, providing an experience often disregarded by larger service providers in the industry.

Technology
The Company is focused on a short list of key technology and solutions partners across the networking, cloud, and cybersecurity landscapes. Partners are chosen based on market leadership, solution efficacy, and integration or “fit” within the overall set of VirtualArmour offerings. A key foundational partnership the Company has established is with Juniper, a leader in the area of networks and network security. The partnership allows the Company to provide its clients with Juniper’s knowledge and expertise across its entire set of products and solutions. Over time, the Company has evaluated and added additional strategic partners to enhance the suite of VirtualArmour product and service offerings. Additional key partners and technologies include IBM Security’s Qradar Security Intelligence Platform and XGS Network Protection; Netskope, Inc.’s Cloud Enablement and Security Platform; Palo Alto Networks and Crowdstrike solutions.
This combined set of strategically-selected technologies and partners enables the Company to deliver customers a comprehensive selection of security and connectivity solutions backed by a full complement of services ranging from design and architecture to installation, deployment, and ongoing management and support.
The following elements are part of the VirtualArmour technology prevention platform and allow the Company to deliver its suite of services.
PROPRIETARY INCIDENT RESPONSE PROTOCOLS: There is no one solution for every problem or every business. Networks and Security are complicated and because of that, we create clear and detailed playbooks designed specifically for each business.
PERSONAL DASHBOARD: Our proprietary CloudCastr portal provides executive teams with an easily navigable, real-time birds eye view of an organization’s security position. It quickly becomes an organization’s golden source of truth and a key tool for keeping teams and management consistently informed.
All Delivered via our PREVENTION PLATFORM: Prevention is about a unique methodology - VirtualArmour’s unique way of doing business. No security-focused organizations can promise 100% security, 100% of the time, however, through implementing a robust combination of the four pillars outlined above, businesses can rely on a layered approach to protection that is personalized, strategic, built by specialists with market-leading technology and monitored by motivated industry experts.
Customers
Historically and currently, the Company has derived a substantial portion of its revenue from a limited number of customers.  The Company currently derives a substantial portion of its revenue from less than ten customers.  The Company continues to add new customers.  VirtualArmour’s customers include a 13-location data center provider, a Fortune 100 oil and gas company, multiple service providers with presences throughout the United States, and household name enterprise organizations located primarily in the western United States.
Employees
As of September 30, 2017, the Company had a total of 21 full-time employees in the following locations: Denver, CO: 13, Salt Lake City, UT: 7, San Jose, CA: 1.  Each member of VirtualArmour’s team supports the three main facets of its business: (1) managed services; (2) professional services; and (3) hardware/software sales, by handling the design, configuration and installation of advanced network and cloud architecture solutions.  The Company contracts with 12 independent contractors in the United Kingdom to provide service as well.

Material Contracts
The Company has entered into an IBM Application Specific License Software Agreement with IBM, effective December 31, 2014 (the “IBM Agreement”).  The IBM Agreement has an initial term of two years, thereafter the agreement is subject to one year renewals as agreed to by the parties. The IBM Agreement has been renewed by the parties for the 2017 year.  Under the terms of the IBM Agreement, the Company is authorized to integrate certain IBM software and appliances into the Company’s solutions and market and distribute the integrated solutions to end users.
In addition, the Company has entered into a Direct Value Added Reseller Agreement with Juniper Networks (US) Inc. (“Juniper”) effective November 19, 2014, as subsequently amended (the “Juniper DVAR Agreement”).  The Juniper DVAR Agreement has a term of three years.  Under the terms of the Juniper DVAR Agreement, the Company is entitled to discounts on certain Juniper products, is authorized to purchase and re-sell certain Juniper products, and is authorized to provide managed security services and professional services for Juniper products and solutions to customers located in the United States.
Marketing Plan
Expand the Brand
Currently, “VirtualArmour” is viewed as a boutique name in the industry. In order to make the name more well-known, the Company will need to educate existing and potential clients on what its business can offer them. By instituting a structured marketing and public relations effort, the Company’s management anticipates reaching its clients quickly and effectively, thereby driving more viral activity. The Company has been successful in branding itself through its partner manufacturers and intends to continue its efforts in this area.
Grow Sales Team
The Company will continue to focus on its key technology partners Juniper, IBM Security, Palo Alto and Netskope, Inc. with services to support each engagement. Revenue milestones will also be used to determine the appropriate times to bring on additional sales and engineering staff. The Company expects to hire additional sales staff in 2018 to deliver incremental sales growth.
Expand Managed Services Offering
The Company intends to continue to build on its managed services by adding security and management from Juniper and complementary technology manufacturers. Through reviewing and responding to its existing customer demand, the Company anticipates taking on the management of select non-Juniper network appliances such as Cisco and IBM QRadar with add-on products for vulnerability management, risk management and forensics investigation.
The Company currently offers multiple technology partners as a services, hosted, or on-premise solution and is positioned well to add additional products this way. In the industry, a cloud service often comes with an assumption that there is full management and support behind it. Comparatively, the traditional managed service is an add-on that involves an effort to gain acceptance by the client. Management anticipates that the growing familiarity with third-party management of cloud services will lead to faster acceptance and an increase in the Company’s managed services business.
Strengthen Cybersecurity Product Offering
Well-publicized network attacks that have caused website outages, compromised credentials, and exposed credit card information have led to an acceptance that security threats are real and having adequate protection should not be optional. In management’s opinion, clients are or will be looking for complete protection such as that provided by the latest security products. The Company has been strengthening its understanding of the security portfolio including the latest hardware and software appliances.

Outlook
The outlook for 2017 is positive as there continues to be growth within the managed services provider and Cybersecurity space.  Margin growth is anticipated from a ramp up in managed services sales and expansions into new markets led by a growing sales, marketing, and service organization. The following strategic goals are designed to increase growth and profitability in both the short term and long term.
1.   Sell VirtualArmour as an Exclusive Managed Services Provider. The Company will continue to maintain a clear focus on promoting and executing on our core competencies: managed services, professional services and hardware/software solutions in cooperation with our premier technology partners. VirtualArmour’s service delivery and client experience in the industry is second to none and will continue to broaden our penetration within the enterprise space.
2.   Deliver and Communicate Value to our Clients. Bringing a coordinated, customized and a personal service that exceeds our customers’ expectations is critical to differentiating ourselves from our competitors and winning new business.  The Company intends to continue to bolster its existing cybersecurity services and product offerings with additional services and technologies that further support and expand the Company’s vision of an end-to-end managed and professional security services company.
3.   Increase Service Efficiency and Client Profitability: The Company will continue to evolve our service delivery practice to increase response time, offer proprietary engagement tools and broaden the volume of technologies that are supported. Additional focus will be on leveraging new technology, staff and processes to decrease per client operating expense.
Competition
The Company has several competitors with respect to different aspects of its business, including the following:
• Trace3, Inc. is a cloud computing business that has 12 offices across the United States and a major presence in the greater Denver area. It has existing relationships with the executive teams from most of the top companies in Denver. A significant difference between Trace3 and VirtualArmor is that Trace3 has a relatively large line card (number of manufacturers it represents). This allows Trace3 to supply a variety of networking, security, storage, and server products. Despite this variety, the Company has had success with Juniper customers taking business away from Trace3 based on the Company’s technical knowledge and services.
• Optiv Security Inc., a company formed following the merger between FishNet Security Inc. & Accuvant, Inc., is a source of enterprise security solutions and provides a comprehensive suite of information security strategy and IT security consulting services, managed security services, and technology resale and integration services. The Company competes with Optiv only in the security space, and specifically for business on IBM’s QRadar SIEM.
Optiv’s competitive advantage is its brand recognition and size. However, Optiv’s size makes it a more expensive service and the Company has won head-to-head client opportunities based on providing comparable service at a lower price.
• Dimension Data plc provides and manages IT infrastructure solutions and services and is a relatively new competitor due to the Company’s expansion into and increased business in the San Francisco Bay Area market. Dimension Data’s global presence and ability to serve global customers is its brand promise. While Dimension Data may have a competitive advantage when it comes to servicing customers outside of the United States, the Company is able to deliver the same level of service as Dimension Data within the United States.
• InterVision Systems Technologies Inc. provides IT solutions, infrastructure and services for the cloud ecosystem. As with Dimension Data, InterVision is a relatively new competitor due to the Company’s recent entry into the San Francisco Bay Area. InterVision has had a presence in the Bay Area market for many years and has a strong brand presence and experience with many of the customers the Company is targeting. Despite this, the Company has had success displacing InterVision on several accounts based on its Juniper knowledge, product, and service offerings.

DESCRIPTION OF PROPERTY
The Company maintains its corporate headquarters at 8085 South Chester Street, Suite 108, Centennial, CO 80112 pursuant to an office lease agreement.  The office lease agreement commenced in June of 2015 and has a term of 65 months.  The space is approximately 3,100 square feet.  The Company also operates two security operations centers (“SOC”) 24/7/365.  The primary SOC is located in Middlesbrough, U.K. and a secondary SOC is located in Salt Lake City, Utah.
The SOC in Middlesbrough consists of approximately 809 square feet and is subject to a business property lease that commenced November 1, 2016 and expires October 31, 2018 which is between the Landlord and VirtualArmor UK Limited (which is owned by Andrew Douthwaite and Maria Rovardi-Douthwaite).  The business property lease is guaranteed by Andrew Douthwaite and Maria Rovardi-Douthwaite, each of whom performs services to the Company as independent contractors.  The Company effectively subleases the Middlesbrough location from Virtual Armour UK Limited.
The SOC in Salt Lake City includes two single person offices and one eight person office.  The SOC in Salt Lake City is subject to an Avanti Executive Suites Service Agreement that commenced February 1, 2017 and expires February 1, 2018, subject to automatic renewals for subsequent one year periods.
The Company believes that its current office and SOC space is adequate for the Company’s operations but does intend to expand its operations beyond the current space it leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement of Forward Looking Information
This Management Discussion and Analysis (the “MD&A”) may include forward-looking statements with respect to business plans, activities, prospects, opportunities and events anticipated or being pursued by the Company and the Company’s future results. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward looking nature identify forward-looking statements.  Although the Company believes the assumptions underlying such statements to be reasonable, any of the assumptions may prove to be incorrect. The anticipated results or events upon which current expectations are based may differ materially from actual results or events. Therefore, undue reliance should not be placed on such forward-looking information. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in North America and internationally, (2) the risk that the Company does not execute its business plan, (3) inability to retain key employees, (4) inability to finance operations and growth, and (5) other factors beyond the Company's control.
Forward-looking statements speak only as of the date of this MD&A and actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based may not occur, and the Company does not undertake to update forward-looking statements except as required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.
Overall Performance
During the year ended December 31, 2016, the Company recorded revenues of $8,897,092 compared to revenues from the year ended December 31, 2015 of $7,366,309.
During the six months ended June 30, 2017, the Company recorded revenues of $5,831,292 compared to revenues from the six months ended June 30, 2016 of $4,846,776 .
With the global managed services market experiencing continued growth, VirtualArmour increased its year-over-year revenue by 21%. This was achieved through a combination of signing a host of new recurring revenue contracts as well as increasing its levels of engagement with several existing clients. The Company continued to strengthen its market presence through expanded partnerships with the industry’s leading technology vendors. It also added five new partners to its line card, bringing in additional services, expanding its product offering and allowing the Company to successfully penetrate new markets.
VirtualArmour added 34 new clients during 2016.  Some of these clients became part of the managed services practice, others professional services and almost all procured hardware and software solutions from the Company.  These additions were a direct result of the new sales territories of focus, Bay Area, CA, Pacific Northwest and Texas.
VirtualArmour prides itself on customer retention.  2016 was no different, the Company maintained a customer retention rate of over 96%.  With the dramatic growth in customer acquisition coupled with the high customer retention, VirtualArmour is poised to achieve and exceed its revenue goals.
Operating Results
Year Ended December 31, 2016
Hardware and software sales and product support services revenues during the year ended December 31, 2016 were $6,827,014 (2015 was $5,780,084) while managed services revenues were $1,612,192 (2015 was $1,341,142) and professional services revenues were $438,643 (2015 was $235,823).  The increase in revenue was due to an increase in the number of customers served as well as the size of orders from new and existing customers.  The gross profit as a percentage of revenue was 25.5% in the 2016 period compared to 28.9% in the 2015 period.  The decrease in gross profit margin was due primarily to a significant increase in hardware and software sales and product support services, which has a lower gross profit margin as compared to managed and professional services.

The Company recorded a net loss of $2,298,828 ($0.04 per share) for the year ended December 31, 2016 as compared to net loss of $3,403,391 ($0.09 per share) for the year ended December 31, 2015.
The comments below relate to the results of operations:
•
The Company earned revenue of $8,897,092 during the 2016 year (2015 was $7,366,309).  The increase was due primarily to an increase in the number of customers served as well as the size of orders from new and existing customers.  The increase reflects an 18% increase in product sales as well as a 30% increase in managed services and professional services.

•	Cost of sales was $6,624,066 during the 2016 period (2015 was $5,234,615). The increase in cost of sales was due to the corresponding increase in revenue.
•
General and administrative expenses were $1,507,404 during the 2016 year (2015 was $1,296,891).  The increase was due primarily to an increase in salaries ($375,294 vs. $287,013) as well as due to an increase in miscellaneous general and administrative expenditures ($419,417 vs. $270,409).  The increases were a result of an increase of corporate level activities and the appointment of new employees.

•	Research and development expense was $121,242 during 2016 (2015 was $56,305). The expense is comprised of salaries to relevant employees as well as consulting fees.
•
Sales and marketing expense was $1,727,426 during 2016 (2015 was $1,123,889).  The increase in sales and marketing expense was due primarily to the addition of major account sales executives in the San Francisco, the Pacific Northwest and the Texas markets and the addition of a Sales Engineer to support the new major account executives.

•
During 2015, a listing expense of $4,166,285 was recorded pursuant to the July 27, 2015 reverse takeover transaction (“RTO”) that resulted in the Company becoming a publicly traded corporation.  The expense represented the fair value of the shares and warrants issued by VA LLC pursuant to the RTO.  Refer to Note 3 of the consolidated 2016 year end financial statements for details.  This was a non-recurring expense that did not represent a cash outlay of the Company.

•	During 2016, the Company recorded a gain on debt settlement as a result of settling amounts owing to a former officer of the Company.
•
Change in fair value of warrant derivative liabilities represents the change in the value of warrants held by shareholders.  The value of the warrants increases as the share price increases.  On exercise of these warrants, the value is transferred to share capital at its fair value on the date of exercise.  As the share price at December 31, 2016 (and the dates of warrant exercise) was higher than the value at December 31, 2015, the Company recorded a loss on the change in fair value.  The loss does not represent a cash outflow to the Company.

•	Non-cash share-based payments expense fluctuates in accordance with the timing of stock option grants and the Company’s share price, among other factors.

Operating Results
Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016
Hardware and software sales and product support services revenues during the six months ended June 30, 2017 were $4,777,202 (six months ended June 30, 2016 was $3,912,154) while managed and professional services revenues were $1,054,090 (six months ended June 30, 2016 was $934,622).  The increase in revenue was due to an increase in the number of customers served as well as the size of orders from new and existing customers.  The gross profit as a percentage of revenue was 17.3% in the six months ended June 30, 2017 compared to 25.3% in the six months ended June 30, 2016.  The decrease in gross profit margin was due primarily to a significant increase in hardware and software sales and product support services, which has a lower gross profit margin as compared to managed and professional services.
The Company recorded a net loss of $900,524 ($0.02 per share) for the six months ended December 31, 2016 as compared to net loss of $3,134,345 ($0.06 per share) for the six months ended June 30, 2017.
The comments below relate to the results of operations:
•
The Company earned revenue of $5,831,292 during the six months ended June 30, 2017 (six months ended June 30, 2016 was $4,845,776).  The increase was due primarily to an increase in the number of customers served as well as the size of orders from new and existing customers.  The increase reflects an 18% increase in product sales as well as a 11% increase in managed services and professional services.

•	Cost of sales was $4,821,402 during the six months ended June 30, 2017 (six months ended June 30, 2016 was $3,618,634). The increase in cost of sales was due to the corresponding increase in revenue.
•
General and administrative expenses were $682,769 during the six months ended June 30, 2017 (six months ended June 30, 2016 was $678,431).  The increase was due primarily to an increase in salaries as well as due to an increase in miscellaneous general and administrative expenditures.  The increases were a result of an increase of corporate level activities and the appointment of new employees.

•
Sales and marketing expense was $1,131,812 during the six months ended June 30, 2017 (six months ended June 30, 2016 was $759,321).  The increase in sales and marketing expense was due primarily to the addition of major account sales executives in the San Francisco, the Pacific Northwest and the Texas markets and the addition of a Sales Engineer to support the new major account executives.

•
Change in fair value of warrant derivative liabilities represents the change in the value of warrants held by shareholders.  The value of the warrants increases as the share price increases.  On exercise of these warrants, the value is transferred to share capital at its fair value on the date of exercise.  As the share price at June 30, 2017 (and the dates of warrant exercise) was higher than the value at June 30, 2016, the Company recorded a loss on the change in fair value.  The loss does not represent a cash outflow to the Company.

•	Non-cash share-based payments expense fluctuates in accordance with the timing of stock option grants and the Company’s share price, among other factors.
Liquidity and Capital Resources
The Company sells advanced networking and cybersecurity products and solutions to large enterprise and service provider markets.  The Company’s ability to meet its obligations, and maintain its current operations is contingent upon successful completion of additional financing arrangements and ultimately generating profitable operations.  There are no assurances that the Company will continue to obtain additional financing and/or achieve profitability or positive cash flows.  The Company's future capital requirements will depend on many factors, including operating costs, competitive environment and global market conditions.
As at December 31, 2016, the Company had cash of $144,530 and a working capital deficiency of $728,392, compared to cash of $250,812 and working capital deficiency of $1,202,767 as at December 31, 2015.
Cash used in operations was $952,258 for the year ended December 31, 2016, as compared to cash provided by operating activities of $280,632 for the year ended December 31, 2015.  The increase in cash used in operating activities during the current year was due primarily to an increase in expenses.
Net cash used in investing activities was $60,070 for the year ended December 31, 2016 as compared to $40,812 provided by investing activities for the year ended December 31, 2015.  The 2015 amount includes cash received from the RTO in the amount of $113,011.
Net cash provided by financing activities was $906,046 for the year ended December 31, 2016, compared to an outflow of $166,610 for the year ended December 31, 2015.  During 2016, the Company received proceeds from the exercise of warrants of $569,666 and $316,607 of gross proceeds from a July 2016 non-brokered private placement.  The Company also received net advances of $130,000 (2015 was $15,000) on its line-of-credit.
Readers are cautioned that a number of factors beyond the control of the Company could result in the Company not being able to sustain its current position. Such factors could include adverse economic conditions, political and regulatory concerns and key individual staffing problems amongst others.

As of December 31, 2016, the Company had a working capital deficiency of $728,392 and an accumulated deficit of $8,443,857.  A significant portion of the working capital deficiency was comprised of the third party line of credit arrangements ($445,000).  A significant portion of the accumulated deficit was comprised of non-cash accounting expenses such as listing expense ($4,166,285) and the change in fair value of warrant derivative liabilities ($140,769).  The Company has funded losses with external debt and related party advances, share issuances and working capital.  The existence of these matters creates a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.  The continuation of the Company as a going concern is dependent upon the obtaining of financing necessary to continue operations and, ultimately, on sustaining profitable operations.
On April 20, 2017, the Company entered into an arrangement which will provide the Company with working capital as well as credit and collections support for the related accounts receivables.
As at June 30, 2017, the Company had cash of $126,913 and a working capital deficiency of $1,586,403.
Cash used in operations was $132,913 for the six months ended June 30, 2017, as compared to cash used by operating activities of $191,905 for the six months ended June 30, 2016.  The increase in cash used in operating activities during the six months ended June 30, 2017 was due primarily to an increase in expenses.
Net cash used in investing activities was $36,759 for the six months ended June 30, 2017 as compared to $31,656 used in investing activities for the six months ended June 30, 2016.
Net cash provided by financing activities was $152,055 for the six months ended June 30, 2017, compared to $160,406 for the six months ended June 30, 2016.  During the six months ended June 30, 2017, the Company received nil proceeds from the exercise of warrants for the six months ended June 30, 2017, compared to $356,651 for the six months ended June 30, 2016.
Financing Activities
During the year ended December 31, 2016, the Company received $569,666 (CAD$735,468) from the exercise of share purchase warrants.
On July 11, 2016, the Company closed a non-brokered private placement by issuing 865,500 units at a price of CAD$0.48 per unit for aggregate gross proceeds of $316,607 (CAD$415,440).  Each unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one share at a price of CAD$0.75 per share up to January 11, 2018.  The Company paid a cash finders’ fee of $15,465, incurred issuance costs of $11,257 and issued 42,275 finders’ warrants valued at $5,143.  Each finders’ warrant entitles the holder thereof to acquire one share at a price of CAD$0.75 per share up to January 11, 2018.
Trend information
The Cybersecurity Managed Services sector is growing from $8B in 2015 to $30B in 20201. With 554M records stolen in the 1st half of 20162 and increased media coverage of major breaches, VirtualArmour believes it is well positioned to capitalize on this opportunity.
Since starting out in the industry in 2001 we have seen the security landscape change dramatically.  Today it’s not good enough to have all the best product without an overall security strategy which envelopes every aspect of an organization. According to Cybersecurity Ventures (a leading research and publisher covering the global cyber economy) most recent quarterly report, global cybersecurity spending is predicted to exceed $1 trillion cumulatively over the next five years, from 2017 to 2021. In 2004, the global cybersecurity market was worth $3.5 billion. In 2017 spending will reach $120 billion. As the only pure play cybersecurity company on the CSE, we have seen an uptick in inquiries over the last several months, driven by an increased understanding of the market and broad media coverage of the growing threat.
We believe our company is ahead of the game as we have the established infrastructure both in people and technology to service clients as well as scale the business.

1 Research Firm MarketsandMarkets predicting the market for managed security services to grow to $35.5 billion by 2020, up from around $17.8 billion in 2015. For scale, MarketsandMarkets also predicts that the security industry overall, including all parts, will be $202.4 billion by 2021, up from $112.5 billion in 2016.
2  Gemalto's Breach Level Index.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approx. Hours per Week for Part-Time Employees
Executive Officers:
Todd Kannegieter	Chief Executive Officer and Director	57	From March 4, 2015 to present	(1)
Christopher Blisard	Chairman, Director	51	From March 4, 2015 to present	(2)
John Donaldson	Chief Financial Officer	61	From October 9, 2017 to present	(3)

Directors (other than officers listed above):
James Bart Engstrom	Director	58	From June 19, 2015 to present
Robert Morrison	Director	59	From June 19, 2015 to present
Ryan Wade McKinney	Director	42	From June 19, 2015 to present

Significant Employees:
Andrew Douthwaite (4)	VP of Managed Services	37	From April 2007 to present	Full-time
Russ Armbrust	VP of Sales	40	From January 2, 2017 to present	Full-time
Nick Dinsmoor	VP of Strategy and Marketing	43	From December 1, 2016 to present	Full-time
Chad Schamberger	VP of Engineering	35	From January 10, 2010 to present	Full-time
Kyle Duffy	VP of Customer Experience	34	From March 17, 2017 to present	Full-time

(1)	Mr. Kannegieter is an independent contractor with the Company and spends approximately 25 hours per week relating to Company matters.
(2)	Mr. Blisard is an independent contractor with the Company and spends approximately 20 hours per week relating to Company matters.
(3)	Mr. Donaldson is an independent contractor with the Company and spends approximately 5 hours per week relating to Company matters.
(4)	Mr. Douthwaite is an independent contractor with the Company.
Todd Kannegieter

Mr. Kannegieter is Chief Executive Officer and director and has served as a manager and director of VirtualArmour Colorado since 2002, bringing over 30 years of management, business development and operational experience to the position. Mr. Kannegieter’ s experience includes private equity placements, debt issuances, strategic and financial planning, mergers and acquisitions, and management of finance and accounting activities for both domestic and international businesses in the communications and internet services, software development, and network and cybersecurity sectors.

Christopher Blisard
Mr. Blisard is the Chairman and a founder of VirtualArmour Colorado and brings to this position over 26 years of business development, leadership, and operational experience in software development, network security and cybersecurity in both the public and private sectors. Mr. Blisard holds a Bachelor of Science Degree, with a specialization in finance, from Nichols College, Massachusetts, USA. Furthermore, Mr. Blisard serves as the COO of Circadence Corporation (“Circadence”), a position he has held since 1999. By holding responsibility for overall profit and loss and daily operations, development, and sales and marketing, Mr. Blisard directs tactical planning to maximize Circadence’s growth and development.
Throughout his career, Mr. Blisard has created a number of strategic partnerships with prominent industry leaders. His leadership has also been vital to the development of significant business relationships within the defense and security industry including the United States Department of Defense and all branches of the military, Northrop Grumman Corporation, L3 Communications Holdings and others.
John Donaldson
John Donaldson is the Company’s Chief Financial Officer.  He is a Colorado CPA with over 35 years experience serving small and large public companies. He has held senior positions, including that of Chief Accounting Officer, within technology companies since 1981 and comes to the role with considerable expertise in corporate governance, risk management, financial reporting, accounting, processes and internal control.  For the past five years Mr. Donaldson has worked for Donaldson Consulting Services, Inc. and has provided hands-on solutions to CEOs and CFOs in the areas of SEC reporting, technical accounting, financial reporting, process improvement, internal controls, auditing and special projects.  He received his MBA degree in accounting from Michigan State University and his Bachelor of Business Administration degree in accounting from the University of Michigan.
James Bart Engstrom
James Bart Engstrom is currently the Engagement Director for the Denver office of CliftonLarsonAllen LLP. Mr. Engstrom has 31 years of experience in finance and accounting operations. Operationally focused in problem solving and process improvement, Mr. Engstrom started his career with Leprino Foods, worked in Public Accounting at Arthur Andersen, and has 19 years in international business with USWEST International, McDATA Corp, Applied Films and most recently Gates Corporation where he served as the Finance Director of Gates Fluid Power Europe Operations. Working in both international start-ups and in the role of internal audit director, Mr. Engstrom has implemented accounting control processes and administered Sarbanes-Oxley (SOX) compliance efforts. He has successfully developed high performing accounting organizations to support sustainable and scalable growth
Robert George Morrison
For more than 20 years, Robert Morrison has been a dedicated business development executive of technology solutions and services at companies like BF Goodrich, HP, Mentor Graphics, NanoPrint Technologies LLC, IDC, and currently at Hammerhead Industrial Hose. Mr. Morrison has a background in chemical engineering and has leveraged that technical knowledge along with years of sales, marketing, and management experience into developing and implementing solutions and business plans in several markets from software to industrial equipment. Throughout his career, he has exhibited strong business leadership and a genuine passion and ability to assess business needs and opportunities, identify unique and creative solutions, and develop and implement successful long-term business partnerships.
Ryan Wade McKinney
Ryan Wade McKinney has over 16 years of experience in information technology sales and business development. His diverse background of experience includes large enterprise, start-up, turnaround, and high- growth environments. He has a consistent record of driving sales growth via direct-to-consumer sales and partnership building with OEMs, VARs, and system integrators. Mr. McKinney’s multi-industry experience includes both private and public sector knowledge selling complex enterprise hardware, software, and cybersecurity solutions.

Mr. McKinney is currently the Director of Sales and Business Development at Shadow Networks Inc., located in Santa Clara, CA, and is responsible for the daily activities around sales, business development, and strategic partnerships for cybersecurity start-ups. Since its initial funding he has focused his efforts on establishing relationships with global organizations, Fortune 50, and U.S. federal government agencies. Mr. McKinney’s experience working with emerging technologies in cybersecurity enables him to penetrate new markets and establish long term strategic relationships with systems integrators, oil and gas, finance, government, and retail organizations. His focus is on expanding Shadow Networks market by working closely with early adopter partners, defining customer support requirements, and planning future growth within the sales organization.
Previously, Mr. McKinney provided sales and business development leadership for other successful organizations, such as: Circadence (2009-2013) where, as Director of Federal Sales, he maintained the largest existing customer relationships and generated new business with organizations such as DARPA, the Department of State, and the National Guard; Global Technology Resources Inc., where he played an integral part in the rapid growth of the organization from less than USD$30 million to over USD$300 million in revenue; Enterasys Networks (acquired by Extreme Networks), a provider of enterprise class networking hardware; and Tech Data, one of the world’s largest distributors of information technology hardware and software.
Mr. McKinney stays on the forefront of cybersecurity emerging technologies by working with his network of contacts in private equity and the venture capital community in Silicon Valley. His work with SDXCENTRAL enables him to keep his finger on the pulse of market trends. He is also a member of the Armed Forces Communications and Electronics Association (AFCEA). He holds a Bachelor of Science degree in marketing from Florida State University. Furthermore, Mr. McKinney also sits on the board of directors and is Vice President of Global Refuge International, a non-profit organization, providing lifesaving aide to displaced populations in some of the most violent places on earth.
Andrew Douthwaite
Mr. Douthwaite is responsible for the end to end customer experience for the company’s managed services offerings. His role also includes running our network/security operations centers in the UK and Salt Lake City, Utah.  Mr. Douthwaite has over 10 years of experience in the industry, including eight years with VirtualArmour in previous positions of Security Engineer and Senior Engineer.  Before joining VirtualArmour he held security centric application and web developer positions at Intex Software and well as roles within the telecommunications industry.  In 2002, Mr. Douthwaite obtained a BSc in Computer Science.
Russ Armbrust
Mr. Armbrust has over 20 years of experience within world-class technology firms and deep experience across multiple industries. He is responsible for driving the business development opportunities for the Company across North America and Europe. Holding senior leadership across several firms, he has become an expert at growing sales teams, exceeding growth objectives, and bringing value to businesses. Concurrent to his business development role, he is additionally responsible for driving value to VirtualArmour clients though proactive account management and consulting.  During the last five years, Mr. Armbrust has held the following positions: VP of Business Development at Axis Technical from October 2015 to January 2017; VP of Business Development at Seeing Machines from March 2013 to October 2015; VP of Operations at Seeing Machines from October 2012 to March 2013.
Nick Dinsmoor
Mr. Dinsmoor leads the VirtualArmour global strategy, marketing, and Investor Relations efforts with over 20 years of marketing, operations and sales experience in the technology, telecommunications and healthcare space. Mr. Dinsmoor has served in a broad range of leadership positions in public and private businesses across markets, with expertise in customer experience and brand management, business development, product management, business transformation and digital marketing. Mr. Dinsmoor holds a Master of Science degree in Technology Management as well as a Bachelor of Arts Degree in Communication.   During the last five years, Mr. Dinsmoor has held the following positions: VP of Marketing and Client Information Services at ProService Hawaii from 2014-2016 (in this position he led the management of brand, digital marketing, creative development (product positioning), agency management, sponsorships, events, PR/media and business referral program); Executive Director at Marketing and TV Services from 2010 to 2014 and was responsible for overall TV service experience, content management and partner relationships, application (SaaS) product management, pricing, packaging, offers/promotions for all consumer products.

Chad Schamberger
Chad Schamberger is the VP of Engineering Services of VirtualArmour, and has been employed with the company for almost eight years. Mr. Schamberger manages the pre- and post-sales engineering teams and dedicates 100% of his working time to VirtualArmour. When he joined VirtualArmour, Mr. Schamberger brought over nine years of industry experience to lead VirtualArmour’s sales engineers, network/security engineers, consultants and professional services team. Under his leadership, VirtualArmour’s engineering services business has consistently grown to become an industry leader.
Prior to his current position, Mr. Schamberger served as a sales engineer for Juniper, providing pre-sales support for Juniper’s customers in the Western U.S. Earlier in his career, he served as a sales engineer in telecommunications, providing pre- and post-sales support for large multi-system operators in the Midwest. Mr. Schamberger earned a Bachelor’s degree in electrical engineering from Kansas State University and holds a variety of technical certifications.
Kyle Duffy
Mr. Duffy has over a decade of solution development and customer implementation experience across numerous industries including, mining, manufacturing, energy, transportation, finance and healthcare. He is responsible for expanding the Company’s services and solutions to existing clients as well as developing and implementing action plans to further strengthen customer retention and encourage advocacy of its premier customer experience.  Mr. Duffy received a Bachelor of Science in Electrical Engineering from the University of Wyoming in 2006.  During the last five years, Mr. Duffy has held the following positions: Sr. Analyst; Sr. Director, Product Services; VP, Product Management & Delivery at Axis Technical Group, LLC from March 2014 to March 2017; Executive Director at Whitestar Holdings, LLC from August 2013 to March 2014; Business Intelligence & Analytics Manager at Alacer Gold Corp. from November 2012 to July 2013; Global Solutions Lead at Newmont Mining Corporation from May 2009 - October 2012.
Family Relationships
Except for independent contractors Andrew Douthwaite and Maria Rovardi-Douthwaite, who are married, there are no family relationships between any director, executive officer or any significant employee.
Involvement in Certain Legal Proceedings.
During the past five years our directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has there been a petition under the federal bankruptcy laws or any state insolvency law ﬁled by or against, or a receiver, ﬁscal agent or similar ofﬁcer appointed by a court for the business or property of any such director or officer during the past five years, or any partnership in which he or she was general partner at or within two years before the date of this Offering Circular, or any corporation or business association of which he or she was an executive ofﬁcer at or within two years before the date of this Offering Circular.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Executive Compensation
The following represents the annual compensation of each of the three highest paid persons who were executive officers or directors during the Company’s last completed fiscal year ended December 31, 2016:
Name	Capacity In Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Matthew Brennan	President (1)	$332,446	$89,808	$422,254
Andrew Douthwaite	Vice President of Managed Services	$140,309	$39,805	$180,114
Chad Schamberger	VP of Engineering	$90,000	$99,623	$189,623
Aggregate Compensation of the five directors	Directors (2)	$196,714	$2,369	$199,083

(1)	Resigned effective as of May 15, 2017.
(2)
$96,000 cash compensation paid to each Messrs. Kannegieter and Blisard and $4,714 of cash compensation and $2,369 other compensation (consisting of share based compensation) paid to Bill Filtness (a former director) for his Board service .

Employment Agreements
The Company has the following written agreements with the executive officers and directors listed below:
•
On May 1, 2015, the Company entered into a consulting agreement with Todd Kannegieter, Chief Executive Officer of the Company.  The consulting agreement has a term of three years. Under the terms of the consulting agreement, the Company has agreed to pay Mr. Kannegieter $8,000 per month and reimburse Mr. Kannegieter for out-of-pocked business expenses.  The consulting agreement also contains standard confidentiality and non-interference provisions.

•
On May 1, 2015, the Company entered into a consulting agreement with SilverLeaf Consulting LLC, a company owned and controlled by Christopher Blisard, a director of the Company.  The consulting agreement has a term of three years. Under the terms of the consulting agreement, the Company has agreed to pay SilverLeaf Consulting LLC for the services of Mr. Blisard $8,000 per month and reimburse SilverLeaf Consulting LLC for out-of-pocked business expenses.  The consulting agreement also contains standard confidentiality and non-interference provisions.

•
On August 1, 2017, the Company entered into a consulting agreement with VirtualArmour, Ltd., a company principally owned by Andrew Douthwaite, Vice President of Managed Services of the Company.  The consulting agreement had an initial term of one year, subject to automatic renewals for successive one-year periods unless terminated by the Company or VirtualArmour, Ltd..  Under the terms of the consulting Agreement, the Company has agreed to pay VirtualArmour, Ltd.112,500 GBP per year (approximately $146,000 USD as of the date of this Offering Circular) plus a commission of 2.5% of the gross profit related to the managed service revenue.  The consulting agreement also contains standard confidentiality and non-interference provisions.

•
On September 8, 2017, the Company entered into a consulting agreement with Donaldson Consulting Services, Inc., a company owned and controlled by John Donaldson.  Under the terms of the consulting agreement, the Company has agreed pay Donaldson Consulting Services, Inc. for the services of Mr. Donaldson $150 per hour and reimburse Donaldson Consulting Services, Inc. for out-of-pocked business expenses.  The consulting agreement is terminable upon 60 days prior written notice.  The consulting agreement also contains standard confidentiality and non-solicitation provisions.

Employee Stock Option Plan
The Company has adopted a stock option plan (the “Plan”), which provides that the Company’s Board may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, and technical consultants to the Company, non-transferable options to purchase shares in the Company (the “VirtualArmour Shares”), provided that the number of VirtualArmour Shares reserved for issuance will not exceed 10% of the issued and outstanding VirtualArmour Shares. The options will be exercisable for a period of up to 5 years from the date of grant. The number of VirtualArmour Shares reserved for issuance to any individual in any 12-month period under the Plan will not exceed five percent (5%) of the issued and outstanding VirtualArmour Shares and the number of VirtualArmour Shares reserved for issuance to one consultant in any 12-month period under this Plan will not exceed two percent (2%) of the issued and outstanding VirtualArmour Shares.

Security Ownership of Management and Certain Securityholders
As of September 30, 2017, the Company had 55,769,447 shares of common stock outstanding.  The following sets forth certain information about the number of common shares owned by (i) each person (including any group) known to us that beneficially owns 10% percent or more of the common shares (the only class of the Company’s voting securities), (ii) each of our directors and named executive officers, and (iii) all named executive officers and directors as a group.  Unless otherwise indicated, the shareholders possess sole voting and investment power with respect to the shares shown and each shareholder has a business address of 8085 S. Chester Street, Suite 108, Centennial, CO 80112 .
Title of class	Name and address of Beneficial owner	Amount and nature of beneficial ownership (1)	Amount and nature of beneficial ownership acquirable (2)		Percent of Class (3)
Common Stock	Christopher Blisard	16,263,026	749,901		30.0%

Common Stock	Todd Kannegieter	15,286,955	701,517		28.3%

Common Stock	John Donaldson	--	--		*

Common Stock	James Bart Engstrom	--	32,500		*

Common Stock	Robert Morrison	--	32,500		*

Common Stock	Ryan Wade McKinney	--	32,500		*

Common Stock	Andrew Douthwaite	--	874,500	(4)	1.5%

Common Stock	Russ Armbrust	--	--		*

Common Stock	Nick Dinsmoor	--	--		*

Common Stock	Chad Schamberger	--	874,500		1.5%

Common Stock	All directors and executive officers as a group (ten persons)	31,549,981	3,297,918		61.3%
* Less than 1%.
(1)
Under Rule 13d-3 of the 1934 Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).

(2)
Calculated in accordance with Rule 13d-3(d)(1).  Shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  Consists of options to purchase common stock and unless otherwise specified, granted pursuant to the Company’s equity incentive plan.

(3)	Calculated in accordance with Rule 13d-3. Percentages are rounded to the nearest one-tenth of one percent.
(4)	Mr. Douthwaite’s business address is Boohoo One, Rooms S13 & S13A, Bridge Street West, Middlesbrough, UK.

Interest of Management and Others in Certain Transactions
The Company has entered into two secured promissory notes with Todd Kannegieter, the Chief Executive Officer and a director of the Company, pursuant to which Mr. Kannegieter agreed to provide a revolving line of credit (the “Kannegieter LOC”) of an aggregate amount of up to $290,000. The amounts are secured by a lien on all of the assets of the Company, bear interest at 7% per annum and are due on demand. As of September 30, 2017, the Company is indebted to the Mr. Kannegieter under the Kannegieter LOC of the Company for $261,047 for advances provided to the Company under this loan and interest accrued on the outstanding balance.
In addition to the Kannegieter LOC, the Company has amounts owing to Todd Kannegieter, a director and officer of the Company in the amount of $191,000 for compensation. These amounts are included in payroll liabilities. The amounts owing are unsecured, non-interest bearing and due on demand.
On June 15, 2015, VA LLC issued $400,000 of promissory notes to Mark Precious, a former officer of VA LLC. Pursuant to the promissory note agreements, the Company made a payment of $35,000 on June 15, 2015. The remaining principal amount of the note was payable in 36 equal blended instalments beginning July 1, 2015. During the year ended December 31, 2016, the terms of the promissory notes were amended. Effective February 29, 2016, the Company and the former officer agreed that the Company will pay 25% of the remaining principal balance as part of the resolution of a dispute between the parties. The Company recorded a gain on debt settlement of $150,803, net of legal fees of $64,878. The promissory notes were repaid in six equal instalments beginning March 1, 2016 and ending on August 1, 2016. The promissory notes bore interest at 4.5% per annum. As at December 31, 2016, the balance of the promissory notes was $nil (2015 - $304,289).
On June 15, 2015, the Company repurchased 606,961 membership unit warrants from Mark Precious, a former officer of the Company.
During the year ended December 31, 2015, the Company incurred $11,842 (2014 - $10,800) of employee benefits for Mark Precious, a former officer of the Company.
On June 1, 2017, the Company entered into a secured promissory note with Christopher Blisard in the amount of $90,000, which as of September 30, 2017, the outstanding balance of principal and interest was $93,327.

Securities Being Offered
The Company is offering 11,153,889 of its common stock. The Company’s authorized capital consists of 300,000,000 shares of common stock, of which 55,769,447 are issued and outstanding as at the date of this Offering Circular.
Common Stock
Dividend Rights
Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.  The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.
Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.
Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, subject to the rights of holders of any shares ranking in priority to or on a parity with the Shares, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of the Company's debts and other liabilities.
Rights and Preferences
Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.
Transfer Agent
The Company has engaged Computershare Investor Services Inc. to serve as transfer agent to maintain shareholder information on a book-entry basis.
Preferred Stock
The Company has no shares of preferred stock outstanding or authorized.
Options and Warrants
The Company has issued warrants and options to purchase its Common Stock.  The table below represents the options and warrants outstanding as at September 30, 2017:
Security	Number	Exercise Price	Expiry date
Stock Options	1,424,000	U.S.$ 0.10	July 27, 2020
Stock Options	2,526,418	U.S.$ 0.10	July 31, 2020
Stock Options	100,000	CAD$ 0.47	April 6, 2021
Stock Options	100,000	CAD$ 0.44	August 19, 2021
Stock Options	1,585,000	CAD$ 0.30	March 23, 2022
Stock Options	625,000	CAD$ 0.41	June 12, 2022
Warrants	475,025	CAD$ 0.75	January 11, 2018

The Board of Directors has adopted a stock option plan (the “Stock Option Plan” or “Plan”) whereby a maximum of 10% of the issued and outstanding Shares, from time to time, may be reserved for issuance pursuant to the exercise of options. Under the terms of the Stock Option Plan, options may be granted only to: (i) employees, officers, directors, and consultants of the Company; (ii) employees, officers, directors, and consultants of an affiliate of the Company; and (iii) any other person deemed suitable by the Board to receive options to purchase common shares.
The exercise price of any option when granted may not be less than the greater of the closing market price of the common shares on: (a) the last trading day immediately preceding the date of grant of the option; and (b) the date of grant of the option; provided however, that if the common shares are not listed on any securities exchange, the exercise price may not be less than the fair market value of the common shares as may be determined by the Board of Directors on the day immediately preceding the date of the grant of such option. The options are settled in shares.
The options are non-assignable and non-transferable. Options granted under the Stock Option Plan have a maximum term of five years and can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan or within 90 days (or as otherwise determined by the Board of Directors) after ceasing to be an eligible optionee, or, if the optionee dies, within one year from the date of the optionee’s death.
Escrow shares and shares subject to contractual restrictions on transfer
On July 27, 2015, the Company entered into stock restriction agreements with certain shareholders of the Company (the “Stock Restriction Agreements”).  In addition, on October 8, 2015, the Company entered into an escrow agreement with certain shareholders of the Company (the “Escrow Agreement”). A total of 35,774,990 common shares of the Company were subject to restriction on transfer pursuant to the Stock Restriction Agreements or placed into escrow under the Escrow Agreement.
Under the terms of the Stock Restriction Agreement and the Escrow Agreement, restricted and escrowed shares may not be transferred except in the case of certain permitted transfers.  These restricted shares and escrow shares will be released as follows:
Date of Automatic Timed Release	Amount of Escrow Shares Released

On the date that the Company’s common shares were listed on the CSE, November 24, 2015	1/10 of the escrow shares
6 months after the listing date	1/6 of the remainder of the escrow shares
12 months after the listing date	1/5 of the remainder of the escrow shares
18 months after the listing date	1/4 of the remainder of the escrow shares
24 months after the listing date	1/3 of the remainder of the escrow shares
30 months after the listing date	1/2 of the remainder of the escrow shares
36 months after the listing date	The remainder of the escrow shares
On December 22, 2015, an additional 4,088,716 common shares of the Company were placed into escrow by certain officers of the Company that were to be released in six equal installments.  As of the date of this Offering Circular, all of the shares under the December 22, 2015 escrow agreement have been released.
On March 15, 2016, the Company cancelled 2,998,392 common shares which were being held in escrow for $nil consideration. In conjunction with this transaction, existing shareholders agreed to voluntarily escrow 3,000,000 common shares on March 15, 2016, to be released in five equal blocks on a quarterly basis over the next 18 months.  As of the date of this Offering Circular, all of the shares under the March 15, 2016 escrow agreement have been released.
Further, there were 184,800 other shares that were subject to contractual restrictions on transfer pursuant to a stock restriction agreement (the “Planco Stock Restriction Agreement.”).  Pursuant to the terms of the Planco Stock Restriction Agreement, 10% of the restricted shares were released three months after the date that the common shares were listed on the CSE, 20% of the remainder of the restricted shares were released 6 months after the listing date, 20% of the remainder of the restricted shares were released 12 months after the listing date, and the remainder were released 18 months after the listing date.  As of the date of this Offering Circular, all the shares under the Planco Stock Restriction Agreement have been released.
As of September 30, 2017, 17,189,391 common shares remained in escrow or subject to stock transfer restrictions.

UNAUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2016 $	December 31, 2015 $

ASSETS

Current
Cash		144,530	250,812
Accounts receivable		1,646,663	1,705,268
Other receivables		271,771	270,806
Prepaid expenses		150,253	55,874

Total Current Assets		2,213,217	2,282,760

Property and equipment	4	277,403	417,679
Intangible assets	5	36,857	46,069

Total Assets		2,527,477	2,746,508

LIABILITIES
Current

Accounts payable and accrued liabilities	6	2,157,864	2,263,556
Deferred revenue		84,000	126,000
Derivative liabilities	7	29,762	504,593
Line-of-credit	8	445,000	315,000
Leases	9	72,777	101,606
Due to related parties	16	152,206	174,772

Total Current Liabilities		2,941,609	3,485,527

Leases	9	80,817	136,937
Due to related parties	16	-	185,615

Total Liabilities		3,022,426	3,808,079
Going concern (Note 1)
Subsequent events (Note 18)
STOCKHOLDERS’ DEFICIT

Share capital		6,284,418	3,650,715
Additional paid-in capital		1,664,490	1,432,743
Deficit		(8,443,857)	(6,145,029)

Total Stockholders’ Deficit		(494,949)	(1,061,571)

Total Liabilities and Stockholders’ Deficit		2,527,477	2,746,508

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Notes	2016 $	2015 $

Revenue	14	8,897,092	7,366,309
Cost of sales	15	(6,624,066)	(5,234,615)

Gross Profit		2,273,026	2,131,694

Expenses
General and administrative	15	1,507,404	1,296,891
Research and development	15	121,242	56,305
Sales and marketing	15	1,727,426	1,123,889

Total Expenses		3,356,072	2,477,085

Loss from Operations		(1,083,046)	(345,391)

Other Income (Expense)
Interest expense	16	(56,065)	(61,466)
Listing expense		-	(4,166,285)
Change in fair value of derivative liabilities	7	(1,310,520)	1,169,751
Gain on debt settlement, net	16	150,803	-

Net Loss and Comprehensive Loss for the year		(2,298,828)	(3,403,391)

Loss per share – basic and diluted		(0.04)	(0.09)

Weighted average number of shares outstanding		52,970,099	38,718,147

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Shares / Membership Units #	Share Capital / Members’ Contributions $	Additional Paid-in Capital $	Deficit $	Total $

Balance, December 31, 2014	2,000,000	905,991	1,444,998	(2,601,868)	(250,879)

Fair value of membership unit purchase warrants issued for financing fees	-	-	17,682	-	17,682
Fair value of membership unit purchase warrants issued	-	-	4,987	-	4,987
Reclassification of stock-based compensation liability related to Phantom Plan Units to equity	-	-	1,343	-	1,343
Incremental cost of Phantom Plan Units	-	-	868	-	868
Repurchase of membership units, Phantom Plan units and warrants	(220,000)	-	(260,230)	(139,770)	(400,000)
Exercise of membership unit purchase warrants	934,905	170,724	(170,724)	-	-
Share exchange agreement	40,000,000	-	-	-	-
Shares issued for Reverse Takeover Transaction	11,700,000	2,574,000	-	-	2,574,000
Cancellation of original Membership Units	(2,714,905)	-	-	-	-
Modification of options	-	-	324,596	-	324,596
Stock-based-compensation – vesting of options	-	-	69,223	-	69,223
Net loss	-	-	-	(3,403,391)	(3,403,391)

Balance, December 31, 2015	51,700,000	3,650,715	1,432,743	(6,145,029)	(1,061,571)

Pursuant to private placement	865,500	316,607	-	-	316,607
Less:
Fair value of warrants issued as part of units	-	(52,649)	-	-	(52,649)
Fair value of finders’ warrants	-	(5,143)	5,143	-	-
Cash finders’ fees	-	(15,465)	-	-	(15,465)
Share issuance costs	-	(11,257)	-	-	(11,257)
Exercise of share purchase warrants	6,202,339	569,666	-	-	569,666
Share issuance costs	-	(6,056)	-	-	(6,056)
Cancellation of shares	(2,998,392)	-	-	-	-
Transfer value on exercise of share purchase warrants	-	1,838,000	-	-	1,838,000
Stock-based compensation – vesting of options	-	-	226,604	-	226,604
Net loss	-	-	-	(2,298,828)	(2,298,828)

Balance, December 31, 2016	55,769,447	6,284,418	1,664,490	(8,443,857)	(494,949)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016 $	2015 $

Cash Flows (Used In) Provided By Operating Activities

Net loss for the year	(2,298,828)	(3,403,391)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	209,558	161,763
Bad debt expense	9,000	-
Stock-based compensation	226,604	399,674
Stock-based compensation issued for financing fees	-	17,682
Listing expense	-	4,166,285
Change in fair value of stock-based compensation liabilities	-	1,007
Change in fair value of derivative liabilities	1,310,520	(1,169,751)
Gain on debt settlement, excluding legal fees	(215,681)	-

Changes in operating assets and liabilities:
Accounts receivable	58,605	(1,162,057)
Other accounts receivable	(9,965)	(109,837)
Prepaid expenses	(94,379)	(48,161)
Accounts payable and accrued liabilities	(169,573)	1,331,814
Deferred revenue	(42,000)	126,000

	(1,016,139)	311,028

Interest paid	(63,881)	(30,396)

Net Cash (Used In) Provided By Operating Activities	(952,258)	280,632

Cash Flows (Used In) Provided By Investing Activities

Purchase of office facilities and equipment	(60,070)	(72,199)
Cash received from RTO	-	113,011

Net Cash (Used In) Provided By Investing Activities	(60,070)	40,812

Cash Flows Provided By (Used In) Financing Activities

Proceeds from the exercise of warrants	569,666	-
Proceeds from a private placement of units	316,607	-
Share issuance costs	(32,778)	-
Advances from line-of-credit arrangements	805,000	275,000
Repayment of line-of-credit arrangements	(675,000)	(260,000)
Repayment of leases	(84,949)	(109,154)
Due to related parties	7,500	(72,456)

Net Cash Provided By (Used In) Financing Activities	906,046	(166,610)

(Decrease) Increase In Cash	(106,282)	154,834
Cash – Beginning of the Year	250,812	95,978

Cash – End of the Year	144,530	250,812

Non-cash Investing and Financing Activities:
42,275 finders’ warrants issued	5,143	-
Transfer value on exercise of share purchase warrants	1,838,000	-
Property and equipment financed under financing leases	-	214,298
Notes payable issued to repurchased membership units, Phantom Plan units and warrants	-	400,000

Notes to Consolidated Financial Statements

1. Organization, Nature of Operations, and Going Concern
VirtualArmour International Inc. (formerly VirtualArmor International Inc.) (“VA Intl” or the “Company”) was incorporated on March 4, 2015 in the State of Colorado. The registered office of the Company is 8085 S. Chester Street, Suite 108, Centennial, Colorado, United States. Effective October 25, 2016, the Company changed its name from VirtualArmor International Inc. to VirtualArmour International Inc. The Company sells advanced networking and cybersecurity products and solutions to large enterprise and service provider markets. The solutions provided by the Company run the full project life cycle from initial design, through professional and managed services. The Company delivers its products and services by working as a Business Partner with well-established and respected technology partners such as: Juniper Networks, IBM Security, Netskope, Palo Alto Networks, and others. The Company’s shares trade on the Canadian Securities Exchange (the "CSE") under the symbol “VAI”.
On July 27, 2015, VA Intl completed a reverse takeover transaction (the “RTO” or the “Transaction”) with VirtualArmor LLC (“VA LLC”). In connection with the closing of the transaction, VA LLC and VirtualArmor Capital Inc. (“VA Capital”) became wholly-owned subsidiaries of VA Intl. Upon completion of the RTO, the shareholders of VA LLC obtained control of the consolidated entity. Under the purchase method of accounting, VA LLC was identified as the acquirer, and accordingly the entity is considered to be a continuation of VA LLC with the net assets of VA Intl at the date of the RTO deemed to have been acquired by VA LLC.
These consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company had a net loss of $2,298,828 during the year ended December 31, 2016. As of December 31, 2016, the Company has a working capital deficiency of $728,392 and an accumulated deficit of $8,443,857. A significant portion of the working capital deficiency is comprised of the line of credit arrangements ($445,000). A significant portion of the accumulated deficit is comprised of non-cash accounting expenses such as listing expense ($4,166,285) and the change in fair value of warrant derivative liabilities ($140,769). The Company has funded losses with external debt and related party advances, share issuances and working capital. The existence of these matters creates a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the obtaining of financing necessary to continue operations and, ultimately, on sustaining profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amount and classification of liabilities and the reported revenue and expenses that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.
Subsequent to the year ended December 31, 2016, the Company entered into an Invoice Purchase Agreement dated April 20, 2017 (Note 18) which will provide the Company with working capital as well as credit and collections support for the related accounts receivables.
2. Significant Accounting Policies
Basis of presentation and principles of consolidation
These consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles.
These consolidated financial statements include the financial statements of all subsidiaries subject to control by the Company, which include VA LLC and VA Capital and are presented in U.S. dollars. The functional currency of the Company and all of its wholly-owned subsidiaries is the U.S. dollar.
All inter-company transactions and balances are eliminated.

2. Significant Accounting Policies (continued)
Use of estimates
The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, the estimated useful lives and recoverability of property and equipment, valuation of intangible assets, stock-based compensation, capitalization of lease obligations, valuation of deferred revenue, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.
Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of acquisition to be cash equivalents. As at December 31, 2016 and 2015, the Company had no cash equivalents.
Accounts receivable
Accounts receivable, net of allowance for doubtful accounts, includes amounts due from customers and amounts owed from vendors. The Company maintains allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The Company establishes an allowance for doubtful accounts based on the age of the receivable and the specific identification of receivables the Company considers at risk. No customer accounts receivable are written off directly to the bad debt expense unless the customers file for bankruptcy or the Company has confirmed that the receivable is uncollectible. The Company reviews the adequacy of its allowance for doubtful accounts on a regular basis.
Property and equipment
Property and equipment consist of computer equipment and office furniture and fixtures, and are measured at cost less accumulated depreciation and impairment losses. Property and equipment are depreciated on a straight-line basis over their expected useful life. The estimated useful lives for the current and comparative periods are as follows:
Computer equipment: 4 years
 Furniture and fixtures: 5 years
Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each financial year end. Subsequent expenditures relating to an item of office facilities and equipment are capitalized when it is probable that future economic benefits from the use of the assets will flow to the Company and the costs can be measured reliably. All other subsequent expenditures are recognized as repairs and maintenance expenses during the period in which they are incurred. Assets are derecognized when they are no longer in use. Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of operations.

2. Significant Accounting Policies (continued)
Intangible assets
Intangible assets include software development costs and are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of operations on a straight-line basis over the estimated useful life of 8 years, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization methods, useful lives, and residual values are reviewed at each financial year end and adjusted if appropriate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying value over the fair value of the asset.
Impairment of long-lived assets
In accordance with ASC 360, “Property, Plant, and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.
Leases
A lease that transfers substantially all of the benefits and risks of ownership is classified as a capital lease. At the inception of a capital lease, an asset and a payment obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Assets classified as capital leases are amortized using the straight-line method, over their estimated useful lives. All other leases are accounted for as operating leases and rental payments are expensed as incurred.
Stock-based compensation
The Company records stock-based compensation in accordance with ASC 718 “Compensation – Stock Compensation” and ASC 505, “Equity Based Payments to Non-Employees”, using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.
Revenue recognition
The Company derives revenue from the sale of hardware and software, managed security services, product support services, and other consulting services. In accordance with ASC 605, “Revenue Recognition”, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is fixed and determinable, and collectability is reasonably assured.
Management assesses the business environment, customers’ financial condition, historical collection experience, accounts receivable aging, and customer disputes to determine whether collectability is reasonably assured. If collectability is not considered reasonably assured at the time of sale, the Company does not recognize revenue until collection occurs.

2. Significant Accounting Policies (continued)
Foreign currency translation
The Company’s entities' functional and reporting currency is the U.S. dollar. Management has adopted ASC 830, “Foreign Currency Matters”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Revenues and expenses in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Gains and losses arising on translation of foreign currency denominated transactions or balances are included in the consolidated statement of operations.
Financial instruments and fair value measures
ASC 820, “Fair Value Measurements and Disclosures” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:
Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The Company’s financial instruments consist principally of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, derivative liabilities, line-of-credit arrangements, leases, and amounts due to related parties. Pursuant to ASC 820, the fair values of cash are determined based on “Level 1” inputs and derivative liabilities are based on “Level 3” inputs. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations. The Company operates in the U.S. and its cash is held in U.S. dollars and Canadian dollars. As December 31, 2016, the Company had Cdn$10,935 of cash and Cdn$80,790 of accounts payable accrued liabilities. Accordingly, the Company believes there is no significant exposure to foreign currency fluctuations.
Income taxes
The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Income Taxes”. The asset and liability method provides that deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is believed more likely than not to be realized.

2. Significant Accounting Policies (continued)
Earnings (loss) per share
The Company computes earnings (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As at December 31, 2016, the Company has 6,882,443 (2015 – 15,548,043) potentially dilutive shares outstanding.
Comprehensive income (loss)
ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the years ended December 31, 2016, and 2015, the Company had no items impacting comprehensive income (loss).
Recent accounting pronouncements
In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which updated the guidance in ASC Topic 606, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. In April 2016, FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and in May 2016, ASU 2016-12, Revenues from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients both of which provide supplemental adoption guidance and clarification to ASU 2014-09. ASU 2016-10 and ASU 2016-12 must be adopted concurrently with the adoption of ASU 2014-09.
The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Reverse Takeover Transaction
On March 4, 2015, Blueprint Corporate Services Inc. (“Planco”), VA Intl, VA Capital and VA LLC entered into an Arrangement Agreement, whereby all parties agreed to consummate the purchase of VA Intl by VA LLC by way of a share exchange, with VA LLC and VA Capital becoming wholly-owned subsidiaries of VA Intl. Pursuant to the Transaction the following transactions took place:
•	VA Capital acquired from Planco 10,000 common shares of VA Intl, representing 100% of the outstanding shares of VA Intl (the “Purchased Shares”), for consideration of Cdn$10,000.
•
The holders of the issued and outstanding VA Capital common shares received one VA Intl common share for each one VA Capital common share. As a result, VA Intl issued 11,400,000 common shares and 11,400,000 common share purchase warrants in exchange for all the outstanding common shares and share purchase warrants of VA Capital.  The terms of the VA Intl warrants are the same as the original terms of the VA Capital warrants.  This exchange has been accounted for as a recapitalization of VA Intl.

•	VA Intl issued 300,000 of its common shares (the “Distribution Shares”) to Planco in exchange for 1,000 common shares of Planco (the “Exchange Shares”).
•	The Distribution Shares were distributed to the shareholders of Planco on a one-to-one basis according to their shareholdings.
•	The 10,000 Purchased Shares were cancelled.
•
VA Intl issued 40,000,000 common shares to acquire 2,714,905 membership units of VA LLC, representing 100% of the outstanding membership units of VA LLC. In addition, VA Intl granted 3,587,418 stock options in exchange for the existing 1,781,418 membership unit purchase warrants of VA LLC. VA LLC also cancelled 1,214,357 existing membership unit purchase warrants for no consideration.

Upon completion of the Transaction on July 27, 2015, the consolidated entity continued to carry on the business of VA LLC and became a reporting issuer in Alberta and British Columbia.
As a result of the Transaction, the former members of VA LLC, for accounting purposes, were considered to have acquired control of VA Intl and VA Capital. Accordingly, the Transaction was accounted for as a reverse takeover that was not a business combination and effectively was a capital transaction of VA LLC. VA LLC, as a result of having obtained control of VA Intl and VA Capital, has been treated as the accounting parent company (legal subsidiary) and VA Intl and VA Capital have been treated as the accounting subsidiaries (legal parent) in these consolidated financial statements. As VA LLC was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying values.  VA Intl and VA Capital’s results of operations have been included from July 27, 2015, the date of the Transaction.
For purposes of the Transaction, the consideration received was the fair value of the net assets of VA Intl and VA Capital, which on July 27, 2015 was $82,059. This amount was calculated as follows:
$

Fair value of 11,700,000 shares issued at $0.22 per share	2,574,000
Fair value of 11,400,000 warrants issued	1,674,344

Aggregate fair value of consideration paid	4,248,344

Cash	113,011
Prepaids	7,713
Accounts payable and accrued liabilities	(38,665)

Net assets acquired	82,059

Listing expense	4,166,285

The fair value of the shares issued was based on management’s assessment of the fair value per share.
The fair value of 11,400,000 warrants was estimated using the Black-Scholes option pricing model with the following assumptions: stock price - $0.22; exercise price - $0.08; risk-free interest rate – 0.85%; expected life – 0.7 years; expected volatility – 100%; and expected dividends - $nil.

4. Office Facilities and Equipment
	Computer equipment	Furniture and fixtures	Total
Cost	$	$	$

Balance at December 31, 2014	640,999	27,564	668,563

Additions	283,475	3,022	286,497
Dispositions	(111,654)	-	(111,654)

Balance at December 31, 2015	812,820	30,586	843,406

Additions	60,070	-	60,070

Balance at December 31, 2016	872,890	30,586	903,476

Accumulated Depreciation

Balance at December 31, 2014	358,065	26,767	384,832

Depreciation	151,672	877	152,549
Dispositions	(111,654)	-	(111,654)

Balance at December 31, 2015	398,083	27,644	425,727

Depreciation	197,404	2,942	200,346

Balance at December 31, 2016	595,487	30,586	626,073

Carrying Amounts

Balance at December 31, 2015	414,737	2,942	417,679

Balance at December 31, 2016	277,403	-	277,403

The depreciation expense recognized by the Company in each period presented is included in general and administrative expenses.
5. Intangible Assets
Software development costs
Cost	$

Balance at December 31, 2014, 2015, and 2016	73,711

Accumulated Amortization

Balance at December 31, 2014	18,428

Amortization	9,214

Balance at December 31, 2015	27,642

Amortization	9,212

Balance at December 31, 2016	36,854

Carrying Amounts

Balance at December 31, 2015	46,069

Balance at December 31, 2016	36,857
The amortization expense recognized by the Company in each year presented is included in general and administrative expenses.

6. Accounts Payable and Accrued Liabilities
	December 31, 2016	December 31, 2015
	$	$

Trade payables and accrued liabilities	1,841,145	1,968,239
Payroll liabilities	303,735	264,804
Interest payable	-	7,816
Sales tax payable	12,984	22,697

Total accounts payable and accrued liabilities	2,157,864	2,263,556

7. Derivative Liabilities
The Company has share purchase warrants exercisable into common shares at an exercise price denominated in Canadian dollars while the Company’s functional currency is the U.S. dollar. As a variable amount of U.S. dollars are exercisable into a fixed number of common shares, the share purchase warrants are classified as derivative liabilities.
$

Balance – December 31, 2014	-
11,400,000 warrants issued pursuant to the reverse takeover	1,674,344
Change in fair value of warrant derivative liabilities	(1,169,751)

Balance – December 31, 2015	504,593

Transfer on exercise of share purchase warrants	(1,838,000)
432,750 warrants issued pursuant to a private placement of units (Note 12b)	52,649
Change in fair value of warrant derivative liabilities	1,310,520

Balance – December 31, 2016	29,762

As at December 31, 2016 and 2015, the fair value of warrant derivative liabilities was estimated using the Black-Scholes option pricing model with the following assumptions:
	2016	2015

Risk-free interest rate	0.73%	0.85%
Expected life	1.03 years	0.6 years
Expected volatility	126%	100%
Expected dividends	$nil	$nil

8. Line-of-Credit
On February 13, 2014, the Company entered into a line-of-credit arrangement for $450,000 which was due on February 13, 2015 (the “LOC”). The due date has been extended on multiple occasions, with the current due date being May 25, 2017. The LOC bears interest at a variable interest rate equal to the Wall Street Journal Prime Rate plus 1% per annum. The LOC is secured by all assets of the Company and is guaranteed by two members of the Board of Directors.

9. Leases
The Company has equipment leases secured by specific computer equipment. The terms and the outstanding balances as at December 31, 2016 and 2015 are as follows:
	December 31, 2016	December 31, 2015
	$	$

Contrail Cloud, equipment lease repayable in monthly instalments of $2,517 including interest at 4.47% per annum, due in April 2018.	35,506	64,386

Western Equipment Finance, equipment lease repayable in monthly instalments of $1,985 including interest at 4.38% per annum, due in November 2020	76,526	96,064

De Lage Landen Financial Services, Inc., equipment lease payable in monthly instalments of $1,551 including interest at 2.07% per annum, due in June 2017.	8,765	26,295

SHI International, equipment lease repayable in monthly instalments of $802 including interest at 4.63% per annum, due in January 2018.	9,159	17,614

SHI International, equipment lease repayable in monthly instalments of $359 including interest at 4.63% per annum, due in March 2018.	4,730	8,515

Western Equipment Finance, equipment lease repayable in monthly instalments of $600 including interest at 4.58% per annum, due in September 2019	18,908	-

Western Equipment Finance, equipment lease repayable in monthly instalments of $1,305 including interest at 9.08%, due in June 2016.	-	6,154

Western Equipment Finance, equipment lease repayable in monthly instalments of $1,951 including interest at 6.67%, due in December 2016.	-	19,515

	153,594	238,543

Less: current portion	72,777	101,606

Long-term portion	80,817	136,937

Future minimum lease payments related to capital lease obligations are as follows:
$

Not later than one year	84,471
Later than one year and not later than five years	95,514

Subtotal	179,985

Less: imputed interest	26,391

Subtotal	153,594

Less: current portion	72,777

Long-term portion	80,817

10.    Membership Units
VA LLC was authorized to issue 10,000,000 Class A and 2,000,000 Class B Membership units without par value.
As at December 31, 2014, VA LLC had 2,000,000 Class A Membership Units issued and outstanding. On June 15, 2015, 220,000 Cass A Membership Units were purchased from a related party (Note 16) and cancelled. On July 27, 2015, 1,195,791 membership unit purchase warrants were exercised and VA LLC issued 934,905 Class A Membership Units to the warrant holders. On July 27, 2015, in connection with the RTO (Note 3), VA Intl issued 40,000,000 common shares VA LLC’s members in exchange for all 2,714,905 issued and outstanding Class A Membership Units of VA LLC. The Company has no outstanding Class A Membership Units.
As at December 31, 2014, VA LLC had 40,000 Class B Membership Units issued and outstanding. On June 15, 2015, the 40,000 Cass B Membership Units were purchased from a related party and cancelled. The Company has no outstanding Class B Membership Units.
11.    Membership Unit Purchase Warrants
During the year ended December 31, 2014, VA LLC issued 269,760 membership unit purchase warrants (“MUW”s) to two officers to purchase 269,760 Class A membership units of the Company. In addition, VA LLC issued 517,940 MUWs to settle accrued compensation of $192,000 owed to two officers of the Company. The MUWs entitled the holders to purchase, in aggregate, 517,940 Class A membership units of VA LLC.
On June 15, 2015, 706,961 MUWs were purchased from a related party (Note 16) and cancelled.
On July 27, 2015, 1,195,791 MUWs were exercised and VA LLC issued 934,905 Class A Membership Units to the warrant holders.
On July 27, 2015, on completion of the RTO (Note 3), the Company granted 2,136,000 stock options in exchange for the cancellation of 330,000 MUWs exercisable at $0.60 per Class A Membership Unit. The Company recorded modification of an award expense of $324,596 as the fair value of the stock options was higher than the MUWs.
On July 31, 2015, the Company issued 1,451,418 stock options in exchange for the cancellation of 1,451,418 MUWs exercisable at $0.60 per Class A Membership Unit. The Company did not record modification of an award expense as the fair value of the stock options was lower than the MUWs.
On July 31, 2015, the Company cancelled 1,214,357 MUWs for no consideration.
The following table summarizes information about the MUWs at December 31, 2016 and 2015, and the changes for the years then ended:
	Number of warrants #	Weighted average exercise price $

Membership Unit Warrants outstanding – December 31, 2014	4,898,527	0.67

Cancelled	(1,921,318)	0.71
Exercised	(1,195,791)	0.71
Cancelled and exchanged for stock options	(1,781,418)	0.60

Membership Unit Warrants outstanding – December 31, 2015 and 2016	-	-

12.    Share Capital
a)    Authorized:
 300,000,000 common shares without par value

b)   Financings:
On July 11, 2016, the Company closed a non-brokered private placement by issuing 865,500 units at a price of Cdn$0.48 per unit for aggregate gross proceeds of $316,607 (Cdn$415,440). Each unit consisted of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one share at a price of Cdn$0.75 per share up to January 11, 2018. The fair value of the warrants embedded in the units was calculated as $52,649 and allocated to warrant derivative liabilities (Note 7). The Company paid a cash finder’s fee of $15,465 (Cdn$20,292), incurred issuance costs of $11,257 and issued 42,275 finders’ warrants with a fair value of $5,143. Each finders’ warrant entitles the holder thereof to acquire one share at a price of Cdn0.75 per share up to January 11, 2018. The fair value of the finders’ warrants was estimated using the Black-Scholes option pricing model with the following assumptions: stock price – Cdn$0.47; exercise price – Cdn$0.75; risk-free interest rate – 0.85%; expected life – 1.5 years; expected volatility – 100%; and expected dividends - $nil.
c) Options:
The Board of Directors has adopted a stock option plan (the “Stock Option Plan” or “Plan”) whereby a maximum of 10% of the issued and outstanding Shares, from time to time, may be reserved for issuance pursuant to the exercise of options. Under the terms of the Stock Option Plan, options may be granted only to: (i) employees, officers, directors, and consultants of the Company; (ii) employees, officers, directors, and consultants of an affiliate of the Company; and (iii) any other person deemed suitable by the Board to receive options to purchase common shares.
The exercise price of any option when granted may not be less than the greater of the closing market price of the common shares on: (a) the last trading day immediately preceding the date of grant of the option; and (b) the date of grant of the option; provided however, that if the common shares are not listed on any securities exchange, the exercise price may not be less than the fair market value of the common shares as may be determined by the Board of Directors on the day immediately preceding the date of the grant of such option.  The options are settled in shares.
The options are non-assignable and non-transferable. Options granted under the Stock Option Plan have a maximum term of five years and can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan or within 90 days (or as otherwise determined by the Board of Directors) after ceasing to be an eligible optionee, or, if the optionee dies, within one year from the date of the optionee’s death.
A summary of the status of the Company’s stock options outstanding as at December 31, 2016 and 2015 and the changes during the years then ended is presented below:
	Number of options outside the Plan #	Number of options within the Plan #	Weighted average exercise price $	Weighted average life (Years)

Stock options outstanding – December 31, 2014	-	-	-	-

Granted	-	4,962,418	0.10
Forfeited	-	(25,000)	0.10

Stock options outstanding – December 31, 2015	-	4,937,418	0.10	4.58

Granted	1,085,474	384,526	0.32

Balance outstanding – December 31, 2016	1,085,474	5,321,944	0.15	3.81

Balance exercisable – December 31, 2016	-	4,148,043	0.10	3.58

12.    Share Capital (continued)
c) Options:
At December 31, 2016, stock options outstanding that entitled the holder thereof to acquire one share for each option held are as follows:
Expiry Date	Exercise Price $	Number of Options #

July 27, 2020	$ U.S.0.10	(1)2,136,000
July 31, 2020	$ U.S.0.10	(2)2,801,418
March 13, 2021	Cdn$0.46	(3)150,000
April 6, 2021	Cdn$0.47	(3)100,000
August 19, 2021	Cdn$0.44	(4)200,000
September 7, 2021	Cdn$0.40	(4)1,020,000

6,407,418

(1)	These stock options vested on the date of grant.
(2)	1,451,418 of these stock options vested on the date of grant. 1,350,000 of these stock options vest as follows: 30% twelve months after July 31, 2015 and 8.75% every three months thereafter.
(3)	These stock options vest 12.5% every four months after the date of grant.
(4)	These stock options vest as follows: 30% twelve months after the date of grant and 8.75% every three months thereafter.

During the year ended December 31, 2016, the Company recorded stock-based compensation expense of $226,604 (2015 - $69,223) based on the vesting of stock options. The weighted average fair value of stock options granted during the year ended December 31, 2016 of $0.24 per option (2015 - $0.184) was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:
	2016	2015

risk-free interest rate	1.38%	1.50%
Expected life	5 years	5 years
Expected volatility	100%	100%
Expected dividends	$nil	$nil

d) Warrants:
A summary of share purchase warrants outstanding as of December 31, 2016 and 2015 and the changes during the period then ended is presented below:
	Number of warrants #	Weighted average exercise price Cdn$	Weighted Average Life (Years)

Share purchase warrants outstanding – December 31, 2014	-	-	-

Issued pursuant to the reverse takeover	11,400,000	0.11

Share purchase warrants outstanding – December 31, 2015	11,400,000	0.11	0.56

Issued	475,025	0.75
Exercised	(6,202,339)	0.12
Expired	(5,197,661)	0.11

Share purchase warrants outstanding – December 31, 2016	475,025	0.75	1.03

d) Warrants (continued):
As at December 31, 2016, the Company had 475,025 share purchase warrants outstanding at an exercise price of Cdn$0.75 per share up to January 11, 2018. Of the share purchase warrants outstanding, 42,275 were allocated to equity (Note 12b) and 432,750 were allocated to derivative liabilities (Note 7).
e) Escrow Shares:
On October 8, 2015, the Company entered into an escrow agreement with certain shareholders of the Company.  35,774,990 common shares of the Company were placed into escrow. On December 22, 2015, an additional 4,088,716 common shares of the Company were placed into escrow. These escrow shares will be released as follows:
Date of Automatic Timed Release	Amount of Escrow Shares Released

On the date that the Company’s common shares were listed on the CSE, November 24, 2015	1/10 of the escrow shares
6 months after the listing date	1/6 of the remainder of the escrow shares
12 months after the listing date	1/5 of the remainder of the escrow shares
18 months after the listing date	1/4 of the remainder of the escrow shares
24 months after the listing date	1/3 of the remainder of the escrow shares
30 months after the listing date	1/2 of the remainder of the escrow shares
36 months after the listing date	The remainder of the escrow shares

In addition, there are 184,800 other shares that are in escrow that will be released as to 10% of the escrowed shares three months after the date that the common shares were listed on the CSE, 20% of the remainder of the escrowed shares 6 months after the listing date, 20% of the remainder of the escrowed shares 12 months after the listing date, and the remainder 18 months after the listing date.
On March 15, 2016, the Company cancelled 2,998,392 common shares which were being held in escrow for $nil consideration.  In conjunction with this transaction, existing shareholders agreed to voluntarily escrow 3,000,000 common shares on March 15, 2016, to be released in five equal blocks on a quarterly basis over the next 18 months.
As at December 31, 2016, 24,011,588 (2015 – 36,062,135) common shares remained in escrow.
13. Income Taxes
A reconciliation between the Company's income tax provision computed at the effective blended statutory tax rate of 38.01% (2015 - 38.12%) to the reported income tax provision is as follows:
	Years ended December 31,
	2016 $	2015 $

Expected tax expense recovery at statutory rate	(858,000)	(1,305,000)

Basis difference on LLC tax conversion	-	38,000
Items not deductible for tax purposes	511,000	1,142,000
Non taxable portion of capital loss	-	(1,000)
Change in estimate	(22,000)	(1,000)
Change in valuation allowance	369,000	127,000

Provision for income taxes	-	-

13. Income Taxes (continued)
The significant components of the Company's net deferred tax assets and liabilities as at December 31, 2016 and 2015 are as follows:
	2016	2015
	$	$

Deferred tax assets

Allowance for doubtful accounts	3,000	16,000
Share-based payments	236,000	150,000
Non capital loss carry forward	268,000	43,000
Accelerated depreciation deduction carry forward	87,000	-

	594,000	209,000

Offset against deferred tax liabilities	(85,000)	(70,000)
Valuation allowance	(509,000)	(139,000)

Deferred tax assets		-

Deferred tax liabilities

Equipment	(85,000)	(70,000)
Offset with deferred tax assets	85,000	70,000

Deferred tax liabilities	-	-

Net deferred tax balance	-	-

As at December 31, 2016, the Company has estimated non capital loss for US Federal income tax purposes that may be carried forward to reduce taxable income derived in future years. Their expiry dates are as follows:
$

2035	91,000
2036	522,000

613,000

As at December 31, 2016, the Company has estimated non capital loss for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years. Their expiry dates are as follows:
Cdn$

2033	57,000
2034	85,000
2035	35,000
2036	8,000

185,000

14. Revenue
A breakdown of the revenue is presented below:
	Years ended December 31,
	2016 $	2015 $

Hardware and software sales and product support services	6,827,014	5,780,084
Managed services	1,612,192	1,341,142
Professional services	438,643	235,823
Other revenue	19,243	9,260

	8,897,092	7,366,309

15. Cost of Sales and Operating Expenses
A breakdown of the cost of sales is presented below:
	Years ended December 31,
	2016 $	2015 $

Cost of sales – hardware and software sales	5,397,993	4,281,846

Cost of sales – managed and professional services:
Salaries and consulting fees	1,055,032	770,667
Other	171,041	182,102

	6,624,066	5,234,615

A breakdown of the general and administrative expense is presented below:
	Years ended December 31,
	2016 $	2015 $

Bad debt expense	9,000	-
Depreciation and amortization	209,558	161,763
General and administrative	419,417	270,409
Professional fees	167,642	159,003
Salaries	375,294	287,013
Share-based payments (Note 12(c))	226,604	399,674
Shareholder communications	99,889	19,029

	1,507,404	1,296,891

A breakdown of the research and development expense is presented below:
	Years ended December 31,
	2016 $	2015 $

Consulting fees	38,033	-
Salaries	83,209	56,305

	121,242	56,305

15. Cost of Sales and Operating Expenses (continued)
A breakdown of the sale and marketing expense is presented below:
	Years ended December 31,
	2016 $	2015 $

Salaries and commissions	1,433,105	978,709
Travel	156,819	94,884
Other	137,502	50,296

	1,727,426	1,123,889

16. Related Party Transactions
The Company previously entered into two secured promissory notes with a Director of the Company pursuant to which the Director agreed to provide a revolving line of credit (the “LOC”) of an aggregate of up to $290,000. The amounts are secured by a subordinated, second priority lien on all of the assets of the Company, bear interest at 7% per annum and are due on demand.  As at December 31, 2016, the Company is indebted to the Director of the Company for $152,206 (2015 - $56,098) for advances provided to the Company under this loan and interest accrued on the outstanding balance.  During the year ended December 31, 2016, the Company recorded interest of $8,574 (2015 - $9,068).
On June 15, 2015, VA LLC issued $400,000 of promissory notes to a former officer of VA LLC in order to repurchase 706,961 MUWs (Note 11) and 220,000 Class A Units (Note 10). Pursuant to the promissory note agreements, the Company made a payment of $35,000 on June 15, 2015. The remaining principal amount of the note was payable in 36 equal blended instalments beginning July 1, 2015. During the year ended December 31, 2016, the terms of the promissory notes were amended. Effective February 29, 2016, the Company and the former officer agreed that the Company will pay 25% of the remaining principal balance as part of the resolution of a dispute between the parties.  The Company recorded a gain on debt settlement of $150,803, net of legal fees of $64,878. The promissory notes were repaid in six equal instalments beginning March 1, 2016 and ending on August 1, 2016. The promissory notes bore interest at 4.5% per annum. As at December 31, 2016, the balance of the promissory notes was $nil (2015 - $304,289).
Key management includes the Chief Executive Officer, the Chairman of the Board, the President, the Vice President of Managed Services and the former Chief Technology Officer as well as the directors of the Company. Compensation paid or payable to key management for services during the years ended December 31, 2016 and 2015 is as follows.
	Years ended December 31,
	2016 $	2015 $

Short-term benefits	700,631	648,041
Share-based payments	115,034	25,927

	815,665	673,968

17. Concentration Risk
The Company performs ongoing credit evaluations, does not require collateral, and establishes an allowance for doubtful accounts based on the age of the receivable and the specific identification of receivables the Company considers at risk. Most sales' payment terms are set in accordance with industry practice.
As at December 31, 2016, the Company had 62% of its accounts receivable owing from eight customers (2015 – 85% from eight customers).
During the year ended December 31, 2016, the Company had 50% of its revenue is from six customers (2015 – 57% from six customers).

18. Subsequent Events
The following transactions occurred subsequent to December 31, 2016:
Stock Option Grant
On March 23, 2017, the Company granted stock options to directors, officers, employees, and consultants of the Company which allow for the purchase of 1,585,000 common shares of the Company at a price of Cdn$0.30 per share for a period of five years. The options vest as to 30% one year after the date of grant and 8.75% every three months thereafter.
Invoice Purchase Agreement
On April 20, 2017, the Company entered into an Invoice Purchase Agreement which will provide the Company with working capital as well as credit and collections support for the related accounts receivables.

UNAUDITED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND DECEMBER 31, 2016

	Notes	June 30, 2017 $	December 31, 2016 $
ASSETS
Current Assets
Cash		126,913	144,530
Accounts receivable	3	1,317,151	1,646,663
Other receivables		114,661	271,771
Prepaid expenses		165,695	150,253
Total Current Assets		1,724,420	2,213,217
Office facilities and equipment	4	250,308	277,403
Intangible assets	5	32,242	36,857
Total Assets		2,006,970	2,527,477
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	6	2,315,102	2,157,864
Deferred revenue		159,625	84,000
Warrant derivative liabilities	7	12,136	29,762
Line-of-credit arrangements	8	450,000	445,000
Leases	9	55,833	72,777
Due to related parties	13	348,127	152,206
Total Current Liabilities		3,340,823	2,941,609
Leases	9	55,441	80,817
Total Liabilities		3,396,264	3,022,426
Going concern (Note 1) Subsequent events (Note 14)
STOCKHOLDERS’ DEFICIT
Share capital		6,284,418	6,284,418
Additional paid-in capital		1,670,669	1,664,490
Deficit		(9,344,381)	(8,443,85)
Total Stockholders’ Deficit		(1,389,294)	(494,94)
Total Liabilities and Stockholders’ Deficit		2,006,970	2,527,477

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

		Three months ended June 30,		Six months ended June 30,
	Notes	2017 $	2016 $	2017 $	2016 $

Revenue	11	2,673,310	3,169,284	5,831,292	4,846,776
Cost of sales	12	(2,202,249)	(2,401,741)	(4,821,402)	(3,618,634)

Gross Profit		471,061	767,543	1,009,890	1,228,142

Expenses
General and administrative	12	253,968	360,142	682,769	678,431
Research and development	12	26,316	53,117	58,336	68,984
Sales and marketing	12	547,169	383,035	1,131,812	759,321

Total Expenses		827,453	796,294	1,872,917	1,506,736

Loss from Operations		(356,392)	(28,751)	(863,027)	(278,594)

Other Income (Expense)
Interest expense	13	(43,257)	(14,451)	(55,123)	(32,594)
Change in fair value of warrant derivative liabilities	7	(11,045)	(458,527)	17,626	(2,990,532)
Gain on debt settlement, net		-	-	-	167,375

Net and Comprehensive Loss for the Period		(410,694)	(501,729)	(900,524)	(3,134,345)

Loss per share – basic and diluted		(0.01)	(0.01)	(0.02)	(0.06)

Weighted average number of shares outstanding		55,769,447	49,301,608	55,769,447	50,988,368

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Six months ended June 30, 2017 $	Six months ended June 30, 2016 $

Cash Flows Used In Operating Activities

Net loss for the period	(900,524)	(3,134,345)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	68,469	111,106
Stock-based compensation	6,179	93,209
Change in fair value of warrant derivative liabilities	(17,626)	2,990,532
Gain on debt settlement, net	-	(215,681)

Changes in operating assets and liabilities:
Accounts receivable	329,512	(42,100)
Other receivables	157,110	(86,338)
Prepaid expenses	(15,442)	(25,418)
Accounts payable and accrued liabilities	211,189	166,424
Deferred revenue	75,625	(21,000)

	(85,508)	(163,611)

Interest paid	(47,405)	(28,294)

Net Cash Used In Operating Activities	(132,913)	(191,905)

Cash Flows Used In Investing Activities

Purchase of office facilities and equipment	(36,759)	(31,656)

Net Cash Used In Investing Activities	(36,759)	(31,656)

Cash Flows Provided By Financing Activities

Proceeds from the exercise of warrants	-	356,651
Advances from line-of-credit arrangements	5,000	245,000
Repayment of line-of-credit arrangements	-	(295,000)
Repayment of leases	(42,320)	(54,633)
Due to related parties	189,375	(91,612)

Net Cash Provided By Financing Activities	152,055	160,406

Decrease In Cash	(17,617)	(63,155)

Cash – Beginning of the Period	144,530	250,812

Cash – End of the Period	126,913	187,657

Non-cash Investing and Financing Activities	-	-

Notes to Consolidated Financial Statements

1.	Organization, Nature of Operations and Going Concern

VirtualArmour International Inc. (“VA Intl” or the “Company”) was incorporated on March 4, 2015 in the State of Colorado. The registered office of the Company is 8085 S. Chester Street, Suite 108, Centennial, Colorado, United States. Effective October 25, 2016, the Company changed its name from VirtualArmor International Inc. to VirtualArmour International Inc. The Company sells advanced networking and cybersecurity products and solutions to large enterprise and service provider markets. The solutions provided by the Company run the full project life cycle from initial design, through professional and managed services.  The Company delivers its products and services by working as a Business Partner with well-established and respected technology partners such as: Juniper Networks, IBM Security, Netskope, Palo Alto Networks and others. The Company’s shares trade on the Canadian Securities Exchange (the "CSE") under the symbol “VAI”.
The accompanying condensed consolidated financial statements of the Company should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2016. In the opinion of management, the accompanying condensed interim consolidated financial statements reflect all adjustments of a recurring nature considered necessary to present fairly the Company’s financial position and the results of its operations and its cash flows for the periods shown.

These condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company had a net loss of $900,524 during the six months ended June 30, 2017.  As of June 30, 2017, the Company has a working capital deficiency of $1,616,403 and an accumulated deficit of $9,344,381.  A significant portion of the accumulated deficit is comprised of non-cash accounting expenses such as listing expense ($4,166,285).  The Company has funded losses with external debt and related party advances, share issuances and working capital.  The existence of these matters creates a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern.  The continuation of the Company as a going concern is dependent upon the obtaining of financing necessary to continue operations and, ultimately, on sustaining profitable operations.  These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amount and classification of liabilities and the reported revenue and expenses that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

2.	Significant Accounting Policies

Basis of presentation and principles of consolidation

These consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles.

These consolidated financial statements include the financial statements of all subsidiaries subject to control by the Company, which include VA LLC and VA Capital and are presented in U.S. dollars. The functional currency of the Company and all of its wholly-owned subsidiaries is the U.S. dollar.

All inter-company transactions and balances are eliminated.

Recent accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.	Accounts Receivable

	June 30, 2017 $	December 31, 2016 $

Trade receivables	1,750,477	1,646,663
Less: amounts transferred to third party	(433,326)	-

Total accounts receivables	1,317,151	1,646,663

On April 20, 2017, the Company entered into an Invoice Purchase Agreement with a third party (the “Purchaser”) which provides the Company with working capital as well as credit and collections support for accounts receivable. The Purchaser is paid fees and interest as compensation for providing advances of up to 85% of the value of trade receivables.  During the six months ended June 30, 2017, the Company incurred fees and interest of $17,962. As at June 30, 2017, the Company had $433,326 outstanding as advances from the Purchaser.

4.	Office Facilities and Equipment

	Computer equipment	Furniture and Fixtures	Total
Cost:	$	$	$

Balance at December 31, 2016	872,890	30,586	903,476
Additions	22,690	14,069	36,759

Balance at June 30, 2017	895,580	44,655	940,235

Accumulated Depreciation:

Balance at December 31, 2016	595,487	30,586	626,073
Depreciation for the period	63,767	87	63,854

Balance at June 30, 2017	659,254	30,673	689,927

Carrying Amounts:

Balance at December 31, 2016	277,403	-	277,403

Balance at June 30, 2017	236,326	13,982	250,308

The depreciation expense recognized by the Company in each period presented is included in general and administrative expenses.

5.	Intangible Assets

Software Development Cost
Cost:	$

Balance at December 31, 2016 and June 30, 2017	73,711

Accumulated Amortization:

Balance at December 31, 2016	36,854
Amortization for the period	4,615

Balance at June 30, 2017	41,469

Carrying Amounts:

Balance at December 31, 2016	36,857

Balance at June 30, 2017	32,242

The amortization expense recognized by the Company in each period presented is included in general and administrative expenses.

6.	Accounts Payable and Accrued Liabilities

	June 30, 2017	December 31, 2016
	$	$

Trade payables and accrued liabilities	2,030,424	1,841,145
Payroll liabilities (Note 13)	226,000	303,735
Sales tax payable	40,716	12,984
Fees and interest payable (Note 3)	17,962	-

Total accounts payable and accrued liabilities	2,315,102	2,157,864

7.	Warrant Derivative Liabilities

The Company has share purchase warrants exercisable into common shares at an exercise price denominated in Canadian dollars while the Company’s functional currency is the U.S. dollar.  As a variable amount of U.S. dollars are exercisable into a fixed number of common shares, the share purchase warrants are classified as derivative liabilities.

$

Warrant derivative liabilities – December 31, 2016	29,762

Change in fair value of warrant derivative liabilities	(17,626)

Warrant derivative liabilities – June 30, 2017	12,136

7.	Warrant Derivative Liabilities (continued)

As at June 30, 2017 and December 31, 2016, the fair value of warrant derivative liabilities was estimated using the Black-Scholes option pricing model with the following weighted average assumptions, assuming no expected dividends:

	2017	2016

Risk-free interest rate	0.73%	0.73%
Expected life	0.53 years	1.03 years
Expected volatility	71%	126%

8.	Line-of-Credit Arrangements

On February 13, 2014, the Company entered into a line-of-credit (“LOC”) arrangement for $450,000 that has been renewed and extended on multiple occasions.  On August 25, 2017, the LOC matured and is now due.  The LOC bears interest at a variable interest rate equal to the Wall Street Journal Prime Rate plus 1.00% per annum.  The LOC is secured by all assets of the Company and is guaranteed by two members of the Board of Directors.

9.	Leases

The Company has equipment leases secured by specific computer equipment.  The terms and the outstanding balances as at June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
	$	$

Contrail Cloud, equipment lease repayable in monthly instalments of $2,517 including interest at 4.47% per annum, due in April 2018.	22,191	35,506

Western Equipment Finance, equipment lease repayable in monthly instalments of $1,985 including interest at 4.38% per annum, due in November 2020	66,757	76,526

De Lage Landen Financial Services, Inc., equipment lease payable in monthly instalments of $1,551 including interest at 2.07% per annum, due in June 2017.	-	8,765

SHI International, equipment lease repayable in monthly instalments of $802 including interest at 4.63% per annum, due in January 2018.	5,238	9,159

SHI International, equipment lease repayable in monthly instalments of $359 including interest at 4.63% per annum, due in March 2018.	2,838	4,730

Western Equipment Finance, equipment lease repayable in monthly instalments of $600 including interest at 4.58% per annum, due in September 2019	14,250	18,908

Subtotal	111,274	153,594

Less: current portion	55,833	72,777

Long-term portion	55,441	80,817

9.	Leases (continued)

Future minimum lease payments related to capital lease obligations are as follows:

$

Not later than one year	72,795
Later than one year and not later than five years	59,115

Subtotal	131,910

Less: imputed interest	20,636

111,274

Less: current portion	55,833

Long-term portion	55,441

10. Share Capital

a)	Authorized:

300,000,000 common shares without par value.

b)	Options:

The Board of Directors has adopted a stock option plan (the “Stock Option Plan” or “Plan”) whereby a maximum of 10% of the issued and outstanding Shares, from time to time, may be reserved for issuance pursuant to the exercise of options. Under the terms of the Stock Option Plan, options may be granted only to: (i) employees, officers, directors, and consultants of the Company; (ii) employees, officers, directors, and consultants of an affiliate of the Company; and (iii) any other person deemed suitable by the Board to receive options to purchase common shares.

The exercise price of any option when granted may not be less than the greater of the closing market price of the common shares on: (a) the last trading day immediately preceding the date of grant of the option; and (b) the date of grant of the option; provided however, that if the common shares are not listed on any securities exchange, the exercise price may not be less than the fair market value of the common shares as may be determined by the Board of Directors on the day immediately preceding the date of the grant of such option. The options are settled in shares.

The options are non-assignable and non-transferable. Options granted under the Stock Option Plan have a maximum term of five years and can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan or within 90 days (or as otherwise determined by the Board of Directors) after ceasing to be an eligible optionee, or, if the optionee dies, within one year from the date of the optionee’s death.

10.  Share Capital (continued)

A summary of the status of the Company’s stock options outstanding as at June 30, 2017 and the changes during the period then ended is presented below:

	Outside the Plan Number of Options #	Within the Plan Number of Options #	Weighted Average Exercise Price $	Weighted Average Life (Years)

Stock options outstanding – December 31, 2016	1,085,474	5,321,944	0.15	3.81

Granted	2,210,000	-	0.25
Forfeited	-	(145,000)	0.29

Balance outstanding – June 30, 2017	3,295,474	5,176,944	0.18	3.33

Balance exercisable – June 30, 2017	-	4,430,856	0.11	3.09

At June 30, 2017, the aggregate intrinsic value for outstanding stock options is $1,714,011.

At June 30, 2017, stock options outstanding that entitled the holder thereof to acquire one share for each option held are as follows:

Expiry Date	Exercise Price $	Number of Options

July 27, 2020	$0.10	(1)2,136,000
July 31, 2020	$0.10	(2)2,776,418
March 13, 2021	Cdn$0.46	(3)150,000
April 6, 2021	Cdn$0.47	(3)100,000
August 19, 2021	Cdn$0.44	(4)100,000
September 7, 2021	Cdn$0.40	(4)1,000,000
March 23, 2022	Cdn$0.30	(4)1,585,000
June 12, 2022	Cdn$0.405	(4)625,000
8,472,418

(1)	These stock options vested on the date of grant.
(2)	1,451,418 of these stock options vested on the date of grant. 1,350,000 of these stock options vest as follows: 30% twelve months after July 31, 2015 and 8.75% every three months thereafter.
(3)	These stock options vest 12.5% every four months after the date of grant.
(4)	These stock options vest as follows: 30% twelve months after the date of grant and 8.75% every three months thereafter.

During the six months ended June 30, 2017, the Company recorded stock-based compensation of $6,683 (2016 - $93,209) based on the vesting of stock options.  The weighted average fair value of stock options granted during the six months ended June 30, 2017 of $0.192 (2016 - $0.263) per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions, assuming no expected dividends:

	2017	2016

Average risk-free interest rate	1.13%	1.38%
Expected life	5 years	5 years
Expected volatility	100%	100%

10.Share Capital (continued)

c)	Warrants:

A summary of share purchase warrants outstanding as of June 30, 2017 and the changes during the period then ended is presented below:
	Number of Warrants #	Weighted Average Exercise Price Cdn$	Weighted Average Life (Years)

Share purchase warrants outstanding – December 31, 2016 and June 30, 2017	475,025	0.75	0.78

As at June 30, 2017, the Company had 475,025 share purchase warrants outstanding at an exercise price of Cdn$0.75 per share up to January 11, 2018.  Of the share purchase warrants outstanding, 42,275 were allocated to equity and 432,750 were allocated to warrant derivative liabilities (Note 7).

d)	Escrow shares:

On October 8, 2015, the Company entered into an escrow agreement with certain shareholders of the Company.  35,774,990 common shares of the Company were placed into escrow.  On December 22, 2015, an additional 4,088,716 common shares of the Company were placed into escrow.  These escrow shares will be released as follows:

Date of Automatic Timed Release	Amount of Escrow Shares Released

On the date that the Company’s common shares were listed on the CSE, November 24, 2015	1/10 of the escrow shares
6 months after the listing date	1/6 of the remainder of the escrow shares
12 months after the listing date	1/5 of the remainder of the escrow shares
18 months after the listing date	1/4 of the remainder of the escrow shares
24 months after the listing date	1/3 of the remainder of the escrow shares
30 months after the listing date	1/2 of the remainder of the escrow shares
36 months after the listing date	The remainder of the escrow shares

In addition, there are 184,800 other shares that are in escrow that will be released as to 10% of the escrowed shares three months after the date that the common shares were listed on the CSE, 20% of the remainder of the escrowed shares 6 months after the listing date, 20% of the remainder of the escrowed shares 12 months after the listing date, and the remainder 18 months after the listing date.

On March 15, 2016, the Company cancelled 2,998,392 common shares which were being held in escrow for $nil consideration. In conjunction with this transaction, existing shareholders agreed to voluntarily escrow 3,000,000 common shares on March 15, 2016, to be released in five equal blocks on a quarterly basis over the next 18 months.

As at June 30, 2017, 17,189,391 (December 31, 2016 – 24,011,588) common shares remained in escrow.

e)	Basic and diluted loss per share:

During the six months ended June 30, 2017, potentially dilutive common shares totaling 8,947,443 (2016 – 12,687,418) were not included in the calculation of diluted loss per share because their effect was anti-dilutive.

11.	Revenue

A breakdown of the revenue is presented below:

	Three months ended June 30,		Six months ended June 30,
	2017 $	2016 $	2017 $	2016 $

Hardware and software sales, product support services and other revenue	2,024,253	2,650,286	4,777,202	3,912,154
Managed and professional services	649,057	518,998	1,054,090	934,622

	2,673,310	3,169,284	5,831,292	4,846,776

12.	Cost of Sales and Operating Expenses

A breakdown of the cost of sales is presented below:

	Three months ended June 30,		Six months ended June 30,
	2017 $	2016 $	2017 $	2016 $

Cost of sales – hardware and software sales	1,826,523	2,044,672	4,070,972	3,007,377
Cost of sales – managed and professional services
Salaries and consulting fees	308,553	324,194	637,429	534,698
Other	67,173	32,875	113,001	76,559

	2,202,249	2,401,741	4,821,402	3,618,634

A breakdown of the general and administrative expense is presented below:

	Three months ended June 30,		Six months ended June 30,
	2017 $	2016 $	2017 $	2016 $

Depreciation and amortization	35,059	56,092	68,469	111,106
General and administrative	92,307	109,033	195,786	176,627
Professional fees	92,748	8,077	156,189	73,848
Salaries	91,315	120,989	211,706	198,323
Stock-based compensation (Note 10(b))	(68,548)	50,873	6,179	93,209
Shareholder communications	11,087	15,078	44,440	25,318

	253,968	360,142	682,769	678,431

12.   Cost of Sales and Operating Expenses (continued)

A breakdown of the research and development expense is presented below:

	Three months ended June 30,		Six months ended June 30,
	2017 $	2016 $	2017 $	2016 $

Consulting fees	6,327	26,395	11,606	26,395
Salaries	19,989	26,722	46,730	42,589

	26,316	53,117	58,336	68,984

A breakdown of the sale and marketing expense is presented below:

	Three months ended June 30,		Six months ended June 30,
	2017 $	2016 $	2017 $	2016 $

Salaries and commissions	449,947	302,350	889,237	619,288
Travel	57,166	53,545	111,931	82,903
Other	40,056	27,140	130,644	57,130

	547,169	383,035	1,131,812	759,321

13.	Related Party Transactions

The Company previously entered into two secured promissory notes with a Director of the Company pursuant to which the Director agreed to provide a revolving line of credit (the “LOC”) of an aggregate of up to $290,000.  The amounts are secured by a subordinated, second priority lien on all of the assets of the Company, bear interest at 7% per annum and are due on demand.  As at June 30, 2017, the Company is indebted to the Director of the Company for $256,447 (December 31, 2016 - $152,206) for advances provided to the Company under this loan and interest accrued on the outstanding balance.  During the six months ended June 30, 2017, the Company recorded interest of $4,866 (2016 - $4,300).

On June 1, 2017, the Company entered into an additional promissory note with a director of the Company.  The promissory note is unsecured, bears interest at 7% per annum and is due on demand.  As at June 30, 2017, the Company is indebted to the Director of the Company for $91,680 for advances provided to the Company under this loan and interest accrued on the outstanding balance.  During the six months ended June 30, 2017, the Company recorded interest of $1,680.

In addition to the LOC and the promissory note, the Company has amounts owing to Directors of the Company of $204,000 (December 31, 2016 - $148,000) for compensation. These amounts are included in payroll liabilities (Note 6). The amounts owing are unsecured, non-interest bearing, and due on demand.

13.	Related Party Transactions (continued)

Key management includes the Chief Executive Officer, the Chairman of the Board, the former President, the Vice President of Managed Services and the directors of the Company.  Compensation paid or payable to key management for services during the three and six months ended June 30, 2017 and 2016 is as follows.

	Three months ended June 30,		Six months ended June 30,
	2017 $	2016 $	2017 $	2016 $

Short-term benefits	138,490	164,990	307,636	347,292
Share-based payments	(63,678)	16,157	(17,957)	31,817

	74,812	181,147	289,679	379,109

14.	Subsequent Events

Stock Option Forfeiture

Subsequent to June 30, 2017, a total of 2,112,000 stock options were forfeited unexercised.  962,000 stock options had an exercise price of $0.10 per share, 1,000,000 stock options had an exercise price of Cdn$0.40 and 150,000 stock options had an exercise price of Cdn$0.46.

Line-of-credit Maturity

The LOC (Note 8) matured on August 25, 2017 and is now due.

PART III
INDEX TO EXHIBITS

2.1	Articles of Incorporation, as amended through September 28, 2016.
2.2	Bylaws
3.1	Escrow Agreement between VirtualArmor International Inc., Computershare Investor Services Inc., and certain security holders dated October 8, 2015.
3.2	Form of Stock Restriction Agreement between the Company and certain shareholders.
4.1	Form of subscription agreement.
4.2	Form of Canadian Private Placement Memorandum
6.1	Avanti Executive Suites Service Agreement between Avanti Executive Suites and the Company dated July 19, 2017.
6.2	Office Lease between VirtualArmor, LLC and DIG HP1, LLC dated April 15, 2015.
6.3
IBM Application Specific License Software Agreement between VirtualArmor LLC and International Business Machines Corporation dated December 31, 2014, and agreements thereunder. Portions of the IBM Application Specific License Software Agreement have been omitted pursuant to a request for confidential treatment.

6.4.1
Direct Value Added Reseller Agreement between Juniper Networks and VirtualArmor LLC dated November 19, 2014. Portions of the Direct Value Added Reseller Agreement have been omitted pursuant to a request for confidential treatment.

6.4.2	Amendment Two to Direct Value Added Reseller Agreement dated December 30, 2016.
6.5	Consulting Agreement between the Company and Todd Kannegieter dated May 1, 2015.
6.6	Consulting Agreement between the Company and SilverLeaf Consulting LLC and the Company dated May 1, 2015.
6.7	Consulting Agreement between the Company and VirtualArmour, Ltd. dated August 1, 2017.
6.8	Incentive Stock Option Plan, and form of agreements thereunder.
6.9	Secured Convertible Promissory Note issued by VirtualArmor, LLC to Todd Kannegieter in the principal amount of $250,000 on April 1, 2009.
6.10	Secured Convertible Promissory Note issued by VirtualArmor, LLC to Todd Kannegieter in the principal amount of $40,000 on November 1, 2011.
6.11.1	Secured Convertible Promissory Note issued by VirtualArmour International Inc. to Christopher T. Blisard in the principal amount of $90,000 on June 1, 2017.
6.11.2	Security Agreement between VirtualArmour International Inc. and Christopher T. Blisard dated June 1, 2017.
6.12	Professional Services Agreement between the Company and Donaldson Consulting Services, Inc. dated September 8, 2017.
7.	Arrangement Agreement between VirtualArmor, LLC, VirtualArmor International Inc., Blueprint Corporate Services Ltd., VirtualArmor Capital, Inc., and Kyle Stevenson dated March 4, 2015.
8.	Form of Escrow Agreement between the Company and Burns, Figa & Will, PC.
*12.	Opinion of Burns Figa & Will PC
13.1	Company Summary
13.2	Investor Presentation

*	To be filed by amendment

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Centennial, State of Colorado, on October 10, 2017 with respect to the issuer’s Chief Executive Officer and Chief Financial Officer.
VirtualArmour International Inc.

By:	/s/ Todd Kannegieter
Todd Kannegieter Chief Executive Officer

By:	/s/ John Donaldson
John Donaldson Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Todd Kannegieter	October 10, 2017
Todd Kannegieter, Chief Executive Officer and Director

/s/ Christopher Blisard	October 10, 2017
Christopher Blisard, Director

/s/ James Bart Engstrom	October 10, 2017
James Bart Engstrom, Director

/s/ Robert Morrison	October 10, 2017
Robert Morrison, Director

/s/ Ryan Wade McKinney	October 10, 2017
Ryan Wade McKinney, Director